*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-166866

June 29, 2010

Via EDGAR and Overnight Delivery

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	China Century Dragon Media, Inc.
Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-166866

Dear Mr. Spirgel:

On behalf of China Century Dragon Media, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to the registration statement on Form S-1 that was originally filed on May 14, 2010 (the “Original Filing”).   We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Original Filing.  We have been advised that changes in Amendment No. 1 compared against the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated June 11, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment:  We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A.  Please include this disclosure as soon as practicable.  Note that we may have additional comments once you have provided this disclosure.  Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:  We respectfully note your comment and have inserted information in the registration statement other than information that is permitted to be omitted under Rule 430A.

2.
Comment:  As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Response:  We respectfully note your comment and confirm that, prior to effectiveness of the registration statement, we will have provided to you the requested evidence that the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

3.
Comment:  We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement.  We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response:  We respectfully note your comment and have filed additional exhibits with Amendment No. 1.  We intend to file the remaining exhibits with Amendment No. 2.

Prospectus Summary, page 2

4.
Comment:  Please balance your summary disclosure by identifying the most material risks, uncertainties and challenges facing your company.  For example, you should note the risks, uncertainties and challenges associated with your contractual operating structure and with the PRC regulatory environment.  You should also note that many of your strategies highlighted on page two are new initiatives that you have not historically engaged in.  These are merely examples.

Response:  We respectfully note your comment and have added disclosure regarding its most material risks, uncertainties and challenges facing it to the prospectus summary.

Recent Events, page 3

5.
Comment:  Please explain how the parties to the share exchange determined the numbers of shares and warrants that existing SRKP shareholders would retain following the share exchange.  Disclose how the values of China Century, the shell company and the services provided by Westpark and affiliates contributed to the determination.  To the extent value was attributed to the shell company, please disclose the basis for such valuation.  Also disclose the value of the shares retained by Westpark affiliates based on the price paid by investors in the private placement which closed concurrently with the closing of the share exchange.

Response:  We respectfully note your comment and have revised the disclosure to explain how the parties to the share exchange agreement determined the number of shares and warrants that the existing stockholders of SRKP 25 would retain upon the completion of the share exchange and who the values of CD Media BVI, the shell company and the services provided by WestPark and its affiliates contributed to the determination.  We have also revised the disclosure to disclose the value of the shares retained by WestPark affiliates based on the price paid by investors in the private placement.

6.	Comment: Please describe the nature of the services provided by Keen Dragon Group in arranging the reverse merger.

Response:  We respectfully note your comment and have revised the disclosure to describe the nature of the services provided by Keen Dragon Group.

7.
Comment:  Please discuss why the company raised funds and issued common stock in a private placement when, two weeks later, you filed this registration statement for a public offering of common stock by the company.

Response:  We respectfully note your comment.  We have revised the disclosure to indicate that the Company raised funds and issued common stock in a private placement to raise funds needed to pay expenses to be incurred in the public offering of its common stock and for operating expenses.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

8.
Comment:  We note your disclosure on page four that you currently intend for this offering to be in an amount in excess of $10 million.  However, based on an offering of 2.5 million shares at a price between $3 and $4, it does not appear that the offering will be in an amount in excess of $10 million.  Please clarify.

Response:  We respectfully note your comment and have revised the disclosure to indicate that the Company does not currently expect its offering to be in an amount in excess of $10 million.

Contractual Arrangement, page 5

9.
Comment:  Please disclose any material relationships between the CD Media Beijing shareholders and your company or its executive officers or directors.  If there are none, please explain who these shareholders are and how they were chosen to perform this role.

Response:  We respectfully note your comment and have revised the disclosure to indicate that there are no material relationships between the CD Media Beijing shareholders and the Company or any of its officers or directors and to explain who the shareholders of CD Media Beijing are why they were chosen as shareholders.

10.
Comment:  We note your disclosure that the fees payable under the Exclusive Business Cooperation Agreement are based on the rates set forth in the agreement or otherwise agreed upon.  However, the agreement does not appear to set forth any rate of service.  Section 2 of the agreement only states that the rate of service will be based upon further consultations.  Please explain.

Response:  We respectfully note your comment and have revised the disclosure in the registration statement to state that CD Media Beijing has agreed to pay an annual service fee to CD Media in an amount equal to a certain percentage of its income for such year, which percentage will be negotiated by the parties, which is consistent with Section 2 of the agreement.

11.	Comment: Please confirm through disclosure that the equity interest pledges have become effective through registration with relevant authorities, as set forth in Section 3.1 of the pledge agreement.

Response:  We respectfully note your comment and have updated the disclosure to confirm that the equity pledge interests became effective through registration with the relevant authorities as contemplated by the pledge agreement.

12.
Comment: Under a separate captioned subsection in the prospectus summary and under “Certain Relationships and Related Transactions,” please provide tabular disclosure that identifies and quantifies all the benefits that WestPark Capital and its affiliates have received and will receive in connection with registering the shell company under the Securities Exchange Act of 1934, the March 2010 share exchange, the April 2010 private placement and the offering currently being registered.

Response: We respectfully note your comment and have added tabular disclosure identifying and quantifying the benefits that WestPark Capital and its affiliates received and will receive in connection with the March 2010 share exchange, the April 2010 private placement and the offering currently being registered.  No benefits were received in connection with the registration of the shell company.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Risk Factors, page 9

Risks Related to Our Corporate Structure, page 16

The PRC tax authorities may scrutinize our contractual arrangements… page 17

13.	Comment: Please provide more specific and quantitative information about the consequences of a finding by tax authorities that the contractual arrangements were not made on arm’s length basis.

Response:  We respectfully note your comment and have revised the disclosure to include more specific information about the consequences of a finding by PRC authorities that the contractual arrangements were not made on an arm’s length basis.

We rely principally on dividends and other distributions…page 17

14.	Comment: Please disclose what portion of CD Media Huizhou’s net assets is restricted and thus cannot be transferred to you in the form of dividends, loans or advances.

Response:  We respectfully note your comment and have revised the disclosure to indicate the portion of CD Media Huizhou’s net assets are restricted.

Risks Related to Us Doing Business in China, page 18

The scope of the business license for CD Media Beijing in China limited…page 19

15.
Comment:  Please clarify whether there is a risk that CD Media Beijing’s business license in China will not cover each of the company’s planned expansions of its business set forth in the prospectus summary and business sections.

Response:  We respectfully note your comment and have updated the disclosure to clarify that this is a risk that CD Media Beijing’s business license in China will cover its planned expansions described in the registration statement.

Recent PRC regulations relating to acquisitions of PRC companies…page 19

16.
Comment:  We note your reference to published news reports in China indicating that the CSRC may have curtailed or suspended overseas listings for Chinese private companies.  Please provide more information about the nature of these reports so that investors may better assess how this risk could impact your company.

Response:  We respectfully note your comment and have revised the disclosure to remove the reference to published news reports relating to the CSRC’s curtailment or suspension of overseas listings for Chinese private companies.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax…page 21

17.
Comment:  Please disclose whether you sought the opinion of Chinese counsel on the risks disclosed here.  Also provide more specific and quantitative information about the consequences if you are taxed under Circular 698.

Response:  We respectfully note your comment and have revised the disclosure to indicate that it sought the advice of PRC counsel regarding the application of and risks associated with Circular 698 and to provide more specific and quantitative information regarding the consequences of taxation under Circular 698.

Under the New EIT Law…, page 23
Dividends payable by us…, page 23

18.
Comment:  Disclose whether the company has sought the advice of PRC tax counsel on the taxation issues presented in both risk factors and, if so, whether counsel believes it is more likely than not that the PRC taxes will apply.  Also provide more specific and quantitative information about the consequences of the risks described are realized.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Response:  We respectfully note your comment and have revised the disclosure to indicate that the Company has not sought the advice of PRC tax counsel on the taxation issues presented in the risk factors.  We have also included more specific and quantitative information about the consequences of the risks described.

Risks Related to Ownership of Our Common Stock and This Offering, page 25

 The shareholders of CD Media BVI and their designees…, page 26

19.
Comment:  So that investors may better assess the impact of this risk factor, please explain the nature of any material relationships among the former shareholders of CD Media BVI and your officers and directors and the designees.  Please also explain what you mean by “designees.”

Response:  We respectfully note your comment and have revised the disclosure to disclose all material relationships among the former shareholders of CD Media BVI and its officers and directors and to explain what it means by “designees.”

Use of Proceeds, page 31

20.
Comment:  We note that you intend to use the proceeds of the offering for working capital and general corporate purposes.  If you expect material changes in working capital or general corporate spending as a result of the funds available following the offering, please explain those changes.  For example, we note that your disclosure in the prospectus summary and elsewhere of your broad strategic plans to develop regional television advertising opportunities, open a production studio, pursue acquisitions, and expand into new advertising media platforms. Refer to Regulation S-K Item 504.

Response:  We respectfully note your comment and have revised the disclosure to provide additional detail as to the Company’s intended use of the net proceeds from this offering.

21.	Comment: Discuss whether there are restrictions on the use of the proceeds from the offering for investments in your PRC subsidiary of CD Media Beijing.

Response:  We respectfully note your comment and have revised the disclosure to indicate that there are no restrictions on the use of proceeds from the offering for investments in CD Media Beijing.

Dividend Policy, page 31

22.
Comment:  Explain how the PRC exchange control regulations may restrict your ability to convert RMB into US Dollars and your ability to distribute dividends outside of the PRC.  Specifically describe how the regulations would apply to your corporate structure and contractual arrangements.

Response:  We respectfully note your comment and have added disclose to explain how the PRC exchange control regulations may restrict the Company’s ability to convert RMB into US Dollars and its ability to distribute dividends outside of the PRC.  We have also added disclosure to describe how the regulations would apply to its corporate structure and contractual arrangements.

23.	Comment: Please include risk factor disclosure regarding the potential impact of foreign exchange controls.

Response:  We respectfully note your comment and have included a risk factor regarding the potential impact of foreign exchange controls in the Amendment.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

24.
Comment:  We note your quarterly information presented at page F-18. Provide a detailed, quantified discussion in MD&A that clearly explains the transactions and any other events that transpired in the fourth quarter of 2009 which resulted in the significant increase in revenues, gross profit, and net income in this quarter as compared to your results of operations in every other quarter over the past three years.  With respect to each material transaction or event, clearly indicate whether you consider them to be recurring in nature.  Also, explain to readers in a forward looking discussion whether you anticipate similar transactions or events in the future and clearly state whether you believe your future results of operations will be consistent with your fourth quarter results of operations or not.  Describe the facts and circumstances that form the basis for your conclusions.

Response:  We respectfully note your comment and have revised the disclosure to add a discussion of events that transpired during the fourth quarter of 2009 which results in the significant increases in revenues, gross profit and net income during such quarter and to explain that the Company does not anticipate that results of operations for future quarters will be consistent with the results for the fourth quarter of 2009.

Factors Affecting Our Results of Operations, page 37

25.
Comment:  In your prospectus summary and elsewhere, you highlight a growth strategy that includes purchasing advertising directly from CCTV, developing regional television business, enhancing production services and expanding into new platforms.  For each of these initiatives, please identify the material internal and external factors that will impact your ability to execute your strategy.  Disclose any material barriers, challenges or costs associated with each of the initiatives and how you intend to address those issues.  Explain your expansion efforts to date in each of these areas.

Response:  We respectfully note your comment and we have revised the disclosure to identify the material factors that will impact the Company’s ability to execute its expansion strategy.

Levels of Advertising Spending, page 38

26.	Comment: Please clarify why the first and second quarters are expected to be slower seasons for the Chinese advertising industry.

Response:  We respectfully note your comment and inform you that we have removed the disclosure regarding slower seasons in the Chinese advertising industry.  The Company’s business is not seasonal.

Sales and Marketing Expenses, page 39
General and Administrative Expenses, page 39

27.
Comment:  Please discuss the extent to which you expect these categories of expenses to increase as a percentage of revenues in future periods.  If there is uncertainty in this regard, please explain the reasons and the factors that could impact costs in future periods.

Response:  We respectfully note you comment and have added disclosure to indicate that we do not expect these categories of expenses to increase as a percentage of revenues in the future.

Results of Operations, page 41

28.
Comment:  Please provide additional insight into the material underlying drivers of your revenue growth.  For example, please explain the extent to which the volume of advertising time purchased and resold by your is based on known or estimated client demand, the amount of advertising inventory for sale, the funds available to you to make advances purchase of deposits, or a combination of these or other factors.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Response:  We respectfully note your comment and have the disclosure to provide additional insight into the material underlying drivers of the Company’s revenue growth.

29.
Comment:  For each period, disclose the percentage of advertising time purchased that remained unsold.  Discuss any trends in this regard and how the extent of your unsold inventory of advertising time impacts your results of operations and liquidity and capital resources.

Response:  We respectfully note your comment and have added disclosure to indicate that no advertising time remains unsold for all periods.

Liquidity and Capital Resources, page 42

30.
Comment:  Please provide a more detailed analysis of your cash used in operations and changes from the prior period.  For example, although you attribute the increase in cash used in operations in 2009 to increases in deposits for the purchase of advertising time, that appears to be only one of several items impacting your cash usage in 2009.   Your disclosure should not only identify these items, but explain the underlying reasons for changes so investors can assess the likelihood that past cash performance will be indicative of future performance.

Response:  We respectfully note your comment and have revised the disclosure to include a more detailed analysis of the Company’s cash used in operations and changes from the prior period.

31.
Comment:  We note that you believe working capital, cash flow from operations and funds available through financing will be sufficient for the next 12 months.  Please provide a more detailed assessment of your ability to meet your needs in the short-term and the long-term.  Disclosure in both cases should distinguish between your ability to meet requirements through existing and internally generated funds, on the one hand, and through external financing, on the other hand.  To the extent you may rely on financing, please analyze the sources and availability of such financing.  Note that we consider “long-term” to be the period in excess of the next twelve months.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response:  We respectfully note your comment and have added disclosure to provide a more detailed assessment of its ability to meet its needs in the short term and long term.

Contractual Obligations, page 43

32.
Comment:  We note that you had $7.6 million in prepayments and deposits for advertising time purchases on your balance sheet at the end of 2009.  Please disclose the outstanding amounts due to suppliers for these purchases and the timing of required payments.  If you do not believe you are required to include these amounts in the table of contractual obligations, please explain why.

Response:  We respectfully note your comment and have revised the disclosure to include the prepayments and deposits for advertising time purchases in the table of contractual obligations.

Change in Auditors, page 45

33.
Comment:  The guidance in Item 304 of Regulation S-K requires that you disclose certain information for the two most recent fiscal years.  We note that you have made these disclosures only for the year ended December 31, 2009.  Please revise your disclosures to provide the information required by Item 304 of Regulations S-K for the year ended December 31, 2008 and ask your auditor to provide you with a revised letter, filed as Exhibit 16, stating whether it agrees with your disclosures.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Response:  We respectfully note your comment and have revised the disclosure to provide information required by Item 304 of Regulation S-K for the year ended December 31, 2008.  We have also included a revised letter stating that the auditor AJ Robbins agrees with the disclosures as Exhibit 16.1 to this Amendment.

Description of Business, page 46

34.
Comment:  From your financial statements and the notes thereto, it is apparent that you spent significant funds during 2009 developing television programs and that you sold your rights to those programs in early 2010.  In fact, on page F-12, you note that substantially all of the company’s resources are dedicated to the production of its films.  However, there is no mention of these activities elsewhere in your prospectus.  Please provide disclosure explaining this aspect of your business and how it impacts your results of operations and financial condition.

Response:  We respectfully note your comment and have provided additional disclosure explaining the film production aspect of our business and how it impacts our results of operations and financial condition.

35.	Comment: Please provide us with support for the industry and market statistics disclosed in this section.

Response:  We respectfully note your comment and have provided support for the industry and market statistics disclosed in this section, as follows:

Statement:  “In 2009, China’s gross domestic product (“GDP”) increased 8.7% over 2008 according to the National Bureau of Statistics of China. China’s GDP for 2008 increased 9% over 2007.”

Support – Reports from National Bureau of Statistics of Chain:
   http://www.stats.gov.cn/was40/gjtjj_en_detail.jsp?searchword=gross+domestic+product+&channelid=9528&record=3 (under "I. GENERAL OUTLOOK").

http://www.stats.gov.cn/was40/gjtjj_en_detail.jsp?searchword=gross+domestic+product+&channelid=9528&record=12 (under "I. GENERAL OUTLOOK").

Each of these reports is also appended to this letter for your convenience.

Overview, page 46

36.
Comment:  Please disclose the percentage of your 2009 revenues that Hualong Group, Dabao Group, Grace China Co., Ltd. and Hengan International Group Co., Ltd. accounted for individually or in the aggregate.

Response:  We respectfully note your comment and have disclosed the percentages of the Company’s 2009 revenue attributed by these companies.

Advertising Packages, page 48

37.
Comment:  Please provide more information about your practices with respect to the purchase of advertising time.  For example, explain the process by which you seek out and procure advertising time and whether there is any seasonality to your purchases.  Disclose your material suppliers of advertising time and the percentage of advertising time you purchased from them in the last three years.  Provide additional insight in to the timing between your initial purchase and when you resell the advertising to your clients.

Response:  We respectfully note your comment and have added additional information regarding the Company’s practices with respect to the purchase of advertising time to the disclosure.

38.
Comment:  Please provide more information about your practices with respect to reselling advertising time.  For example, explain the extent to which your advertising packages change from year to year as a result of changes in the advertising time you are able to purchase.  In this regard, clarify whether the television advertising packages disclosed on pages 49 and 50 are just for 2010 or whether you may purchase other advertising time and offer different packages in the future.

Response:  We respectfully note your comment and have revised the disclosure to add additional information about the Company’s practices with respect to reselling advertising time.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Competition, page 51

39.
Comment:  To the extent practical, please include quantitative information with respect to you relative market shares as a reseller of CCTV advertising time.  If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability.

Response:  We respectfully note your comment and have revised the disclosure to indicate that the Company is unable to provide market share information and the reason for that inability.

Management, page 55

Executive Officers, Directors and Key Employees, page 55

40.
Comment: Please disclose the positions that your officers and directors held with CD Media Beijing.  In this regard, you disclose on page 56 that the executive officers of CD Media Beijing were appointed as your executive officers upon the closing of the share exchange.

Response:  We respectfully note your comment and have revised the disclosure to disclose the positions that the Company’s officers and director hold in CD Media Beijing.

Board of Directors and Committees, page 55

41.
Comment: When you have appointed independent directors and created board committees, please identify your independent directors and committee members.  In addition, if you intend to rely on any exemption from the listing standards related to independence, including phase-in periods, please disclose such intention.  Refer to Item 401(a) of Regulation S-K and Instruction 1 thereto.  When you appoint additional directors, please comply with Item 401 of Regulation S-K, as most recently amended.

Response:  We respectfully note your comment and will provide the identities of all independent board members that the Company appoints upon appointment and will provide all information required by Item 401 of Regulation S-K.  The Company will disclose the creation of board committees in the registration statement upon their creation.

Certain Relationships and Related Transactions, page 60

42.
Comment: Please provide your analysis of why the shareholders of the company prior to the share exchange would not be considered promoters or control persons for purposes of providing disclosure under Regulation S-K Item 404(c).  In your analysis, please address the fact that the same persons who were shareholders in SRKP 25 prior to the share exchange are typically shareholders of the other SRKP shell companies that have been registered under the Securities Exchange Act.

Response:  We respectfully note your comment and have provided disclosure regarding which shareholders of the company prior to the share exchange may be considered promoters or control persons for purposes of providing disclosure under Regulation S-K Item 404(c).

43.	Comment: Please clarify whether each of the security holders of SRKP 25 retained some shares or warrants and how it was decided whose shares and warrants (and the amount) would be cancelled.

Response:  We respectfully note your comment and have revised the disclosure to clarify that each of the security holders of SRKP 25 retained shares and warrants upon the closing of the share exchange and how the number of shares and warrants cancelled was determined.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Legal Matters, page 73

44.
Comment: Please disclose the nature of K&L Gates’ or its affiliates’ interests, direct or indirect, in the company pursuant to Item 509 of Regulation S-K or explain to us why disclosure is not appropriate.  In this regard, it appears that Mr. Poletti was involved with the founding of SRKP 25, that he or an affiliate was a five percent beneficial holder of SRKP 25, that he or an affiliate may still hold shares or warrants that he or an affiliate may be offering shares in the selling shareholder offering.  Refer to Item 509 of Regulation S-K and Instruction 1 thereto.

Response:  We respectfully note your comment and confirm that neither K&L Gates LLP nor any of its affiliates holds any interest, either direct or indirect, in the Company and no disclosure of any interest in the Company is required to be disclosed pursuant to Item 509 of Regulation S-K.  Neither Mr. Poletti nor any of his affiliates is a holder of any securities of the Company or is offering any of the shares in the selling shareholder offering.

Financial Statements, page F-1

45.	Comment: Please update your financial statements to comply with Rule 3-01 of Regulation S-X.

Response:  We respectfully note your comment and have updated the financial statements to comply with Rule 3-01 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

46.
Comment: We note that your auditors are located in Texas.  It appears that the majority of your assets, liabilities, revenues and expenses relate to your operations in China.  Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted.  Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards; and

•	Whether you U.S. auditor performed all of the required auditor procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Response:  We respectfully note your comment and the Company’s auditor, MaloneBailey, LLP, confirms that it used three contract auditors during its audit of the Company’s financial statements. These contractors are native Chinese speakers who are able to communicate with the Company in Mandarin. They are college graduates with majors in accounting and finance and have varying audit and accounting experience with PCAOB standards and U.S. GAAP.  They performed procedures that the Company’s auditors deemed appropriate under the direct supervision of three experienced Mandarin speaking members of MaloneBailey that performed the audit with the contractors at the Company’s location in PRC. Substantially all of MaloneBailey’s testing procedures were performed by its audit team within China at the Company’s China offices. A portion or all of their review of the Company’s financial reporting and a few follow up procedures were completed by the auditors within the United States after they left China. The core audit team consisted of six personnel in China, all with the ability to read and speak Mandarin, and two personnel in the U.S., one of which can read and speak Mandarin.  Based on the foregoing, MaloneBailey has concluded that its is appropriate for it to issue an audit report for the Company.  No other auditor was involved in the audit.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Note 2.  Summaries of Significant Accounting Policies, page F-10

e.  Accounts receivable, page F-10

47.	Comment: Tell us why you have recorded no allowance for doubtful accounts as of December 31, 2009 and 2008.

Response:  We respectfully note your comment and supplementally inform you that the Company did not record an allowance for doubtful accounts as of December 31, 2009 and 2008 because it has a history of collecting 100% of its receivables.

j.  Revenue recognition, page F-11

48.
Comment: It is unclear to us why you believe that you are the primary obligor in your revenue arrangements.  It appears to us that you may be functioning as an agent of CCTV.  In this regard, please describe your agreements with your clients and tell us what rights your clients have to seek restitution from CCTV in the event that there is a problem with the airing of an advertisement.  Please tell us how you considered the guidance in Example 10 in FASB ASC 605-45-55.

Response:  We respectfully note your comment and submit the following reasons for our belief that we are the primary obligor on our revenue arrangements:

(1) We do not act as an agent for CCTV.
(2) We purchase blocks of advertising time from third-party agents of CCTV and repackage the time blocks into smaller time slots, which are then sold to our customers.
(3) These third parties agents act as wholesale distributors of advertising time, and acquire the time blocks directly from CCTV.
(4) We acquire the rights to the advertising time from these agents.
(5) We are obligated to these agents and not the ultimate provider (CCTV).

In addition, the following facts support our conclusion that we are the primary obligor and not an agent for CCTV:

-	CCTV is not a party to the agreement between us and our customers
-	We are responsible for seeking remedies from CCTV for defects in advertising space
-	We provide other services, which includes advice on selection of time slots and limited production services
-	We are required to purchase the time in advance and if we cannot resell the time we cannot seek refunds
-	We have to collect from our customer and bear the full credit risk of the transaction
-	We determine the pricing of the advertising time sold to our customers, which is not determined through the application of a formula based on cost

Based on the factors above, we concluded that we are the primary obligor and that the factors required for gross revenue reporting as described in ASC 605 are met.

We have reviewed and considered the guidance in Example 10 - Advertising Match Services in FASB ASC 605-45-55-35 through 38.  We do not believe this guidance applies as we are not in the Advertising Match Services business.  Our model is to buy the time at one price from agents for CCTV and then sell the time to customers, bundled with other services, at a higher price as set by us.  Unlike the Matchmaker in Example 10, we have a high degree of inventory risk, since we prepay for the advertising time and have full customer credit risk.  For these reasons, we concluded that the example is not applicable to our business circumstances.

After careful reconsideration of the issues in your comment, we continue to conclude our accounting for revenues is appropriate and in accordance with ASC 605.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

49.
Comment: Describe for us the nature of the line item “Prepayments and deposits for advertising slot purchases.”  Tell us the terms of these deposits and tell us how you determined that the entire balance should be classified as a current asset.

Response:  We respectfully note your comment and have added disclosure in Note 2 to the financial statements the description of line item “Prepayments and deposits for advertising slot purchases,” which includes cash deposits made by the Company to secure the rights to purchase specific advertising time blocks on CCTV’s network. In all cases, the advertising time block airs within 1 year, so the balance is properly recorded as a current asset.

50.
Comment: We note that you pay for blocks of advertising time in advance of reselling it to your customers and are committed to pay the remainder of the balance prior to broadcast.  In this regard, tell us why you have not recorded a liability for the remaining time that you are obligated to purchase.

Response:  We respectfully note your comment.  As of the end of fiscal 2009, a total of $7.6 million was already paid to the suppliers as advance of purchase by the agreed dates indicated in the contracts, and for any new additional payment, the Company and the suppliers signed another set of contracts in 2010 to define the remaining payment.

51.
Comment: We note your disclosure regarding multiple-element arrangements.  Disclose the nature of your multiple-element arrangements, the types of elements included, and your method for determining the relative fair value for each element.

Response:  We respectfully note your comment.  In addition to selling blocks of advertising time, the Company provides certain production-related services.  Although revenue from these services was nominal for the periods presented, the Company expects these revenues to grow as it expands its service offerings. The Company expects to bundle its service offerings with advertising time in future periods and included a disclosure regarding multiple-element arrangements in anticipation future transactions.

Note 7.  Income Tax, page F-16

52.
Comment: You state that there are no significant uncertain tax positions requiring recognition in your financial statements.  We also note your disclosures at page 21 and 23 regarding various tax uncertainties and the risks associated with new tax regulations.  In this regard, please tell us how you applied the guidance in FASB ASC 740-10-25-5 through 740-10-25-17 in assessing these tax positions.

Response:  We respectively submit the following responses.  The disclosure on pages 21 and 23 of the registration statement discusses risk factors related to tax changes in the PRC.  There are three basic risk factors:
1.           The impact of Circular 698
2.           The impact of the new PRC Enterprise Income Tax Law
3.           Dividend and gain on sale PRC taxes and withholding

It is the Company’s view that these are future risks rather than past tax uncertainties that are required to be disclosed under FASB ASC 740-10-25-5 through 740-10-25-17.  The Company’s evaluation is driven by the following facts and estimates.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Impact of Circular 698

Circular 698 addresses the transfer of shares of Chinese resident companies by nonresident companies.  Until the completion of the public offering in the United States, there have been no transfers of shares by a nonresident company at a gain.  All shares sold have been sold and held by the transferors pending the public offering and the effect of the lockup agreements.  Our interpretation cannot be precise because the taxing authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction, and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise.  However, we have concluded that no further disclosure other than the risk factor disclosure is appropriate until sell transactions take place after the public offering.

PRC Enterprise Income Tax Law

Under the new PRC Enterprise Income Tax Law (the “New EIT Law”) and its implementing rules, both of which became effective on January 1, 2008, enterprises are classified as either resident enterprises or non-resident enterprises.  An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes.  The Company believes that its offshore companies, principally CD Media BVI and the US holding company, meet the qualifications of a resident enterprise in all financial periods presented, as their “de facto management bodies” are the same as the PRC management body.  However, regardless of that fact, neither of these companies have had taxable income and will not have any taxable income until after the sale of shares in the public offering.  We have concluded that no further disclosure other than the risk factor disclosure is appropriate because no tax uncertainty, as defined in FASB ASC 740, exists at the reporting dates.

Dividend and Gain on Sale PRC Taxes and Withholding

The central issue of this risk factor to the Company is a requirement to withhold taxes on dividends paid to the Company’s shareholders.  The Company’s dividend policy is stated in the registration statement as follows:

We do not expect to declare or pay any cash dividends on our common stock in the foreseeable future, and we currently intend to retain future earnings, if any, to finance the expansion of our business.  The decision whether to pay cash dividends on our common stock will be made by our board of directors, in its discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.  We did not pay cash dividends for the years ended December 31, 2009, 2008, and 2007.

Since the Company does not expect to pay dividends and has not paid dividends in the last three years, the Company believes that this is a future Company risk factor for shareholders to consider, and no disclosures under the requirements of FASB ASC 740 in the financial statements is appropriate.

As to the law’s effect on transfers of the Company’s shares at a gain, the Company believes to date that no such transfers by non-residents have taken place at other than fair value, and there have been no resales by non-PRC residents due to lockup agreements.  The Company believes that the real impact of this portion of the law will take place after the public offering is complete.  At that time, the Company’s obligation will not be one where any tax is due; rather, in the case of equity transfer between two non-resident enterprises, the PRC Company whose equity has been transferred is required to assist the tax authorities to collect taxes from the relevant non-resident enterprise.  Accordingly, since the Company believes the effect is a future risk for shareholders, no disclosures under the requirements of FASB ASC 740 is appropriate.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

Larry Spirgel
June 29, 2010

Item 15.  Recent sales of securities, page II-10

53.	Comment: Please disclose the number of persons to whom you sold securities in each transaction.

Response:  We respectfully note your comment and have updated the disclosure to disclose the number of person to whom it sold securities in each transaction.

Item 16.  Exhibits, page II-11

54.	Comment: Please file as exhibits your agreements for the sales of television programs rights referenced on pages F-15 and F-16.

Response:  We respectfully note your comment and have filed the Company’s agreements for the sales of the television program rights as exhibits to the Amendment.

55.
Comment: We note that you have disclosed in the prospectus the opinion of PRC counsel regarding your contractual arrangements and other issues and have included a consent form such counsel as Exhibit 23.2.  Please supplementally provide us with a copy of this legal opinion for review.

Response:  We respectfully note your comment and have supplementally provided a copy of this legal opinion for your review.

Exhibit 23.3

56.	Comment: Please ask your auditors to revise their consent to include a reference to the financial statements for the year ended December 31, 2007.

Response:  We respectfully note your comment and the Company’s auditor has revised its consent to include a reference to the financial statements for the year ended December 31, 2007.

Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5086 or (310) 552-5083 with any questions.

Sincerely,

/s/ Melissa Brown

Melissa Brown, Esq.

cc:	Li HuiHua, China Century Dragon Media, Inc.
John J. Harrington, United States Securities and Exchange Commission
Thomas J. Poletti, Esq.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by China Century Dragon Media, Inc.
in connection with
Registration Statement on Form S-1, Filed May 14, 2010, File No. 333-166866

[***Copy of PRC counsel in response to Comment no. 55***]

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,
MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Statistical Communiqué of the People's Republic of China on the 2009 National Economi... Page 1 of 18

Chinese (GB) Chinese (BIG5)

中华人民共和国国家统计局
National Bureau of Statistics of China

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Statistical Communiqué of the People's Republic of China on the 2009 National Economic and Social Development

National Bureau of Statistics of China 2010.02.26 08:16:16

National Bureau of Statistics of China
February 25, 2010

In 2009, under the leadership of the CPC Central Committee and the State Council, the people of all nationalities of China, taking as the guidance of Deng Xiaoping Theory and the important thought of "Three Represents", implemented earnestly the scientific approach to the economic and social development, carefully put into effect the proactive fiscal policy and moderately easy monetary policy, carried out the package of plans and policies aiming at dealing with the international financial crisis in an all round way, national economic performance recovered and posed to the good direction and all social undertakings achieved new progress.

I. General Outlook

In 2009, the gross domestic product (GDP) of the year was 33,535.3 billion yuan, up by 8.7 percent over the previous year. Analyzed by different industries, the value added of the primary industry was 3,547.7 billion yuan, up by 4.2 percent, that of the secondary industry was 15,695.8 billion yuan, up by 9.5 percent and the tertiary industry was 14,291.8 billion yuan, up by 8.9 percent. The value added of the primary industry accounted for 10.6 percent of the GDP, dropped by 0.1 percentage point over that in the pervious year, that of the secondary industry accounted for 46.8 percent, down by 0.7 percentage point, and that of the tertiary industry accounted for 42.6 percent, up by 0.8 percentage point.

The general level of consumer prices in China was down by 0.7 percent over the previous year. Of this total, the prices for food went up by 0.7 percent. The prices for investment in fixed assets were down by 2.4 percent. The producer prices for manufactured goods dropped by 5.4 percent, of which, the prices for means of production down by 6.7 percent, and for means of subsistence decreased by 1.2 percent. The purchasing prices for raw materials, fuels and power went down by 7.9 percent. The producer prices for farm products were down by 2.4 percent. The prices for means of agricultural production were down by 2.5 percent. The sales prices for housing in 70 large and medium-sized cities were up by 1.5 percent, of which, that for new residential buildings went up by 1.3 percent, for second hand housing grew by 2.4 percent, and the prices for rental and leasing were down by 0.6 percent.

Table 1: General Level of Consumer Prices in 2009

Unit: %

Item	National Average	Urban	Rural
General level of consumer prices	-0.7	-0.9	-0.3
Food	0.7	1.0	0.1

Statistical Communiqué of the People's Republic of China on the 2009 National Economi... Page 2 of 18

Of Which: Grain	5.6	5.7	5.5
Meat, poultry and related products	-8.7	-8.5	-9.2
Oil	-18.3	-17.9	-18.8
Fresh eggs	1.5	1.3	2.0
Fresh vegetables	15.4	15.0	16.7
Fresh fruits	9.1	9.0	9.5
Tobaccos and alcohols	1.5	1.7	1.3
Clothing	-2.0	-2.2	-1.6
Household appliances and services	0.2	0.3	0.0
Medical, health and personal articles	1.2	1.1	1.5
Transportation and telecommunications	-2.4	-2.7	-1.8
Recreational, educational, cultural articles and services	-0.7	-1.2	0.6
Housing	-3.6	-4.6	-1.5

At the end of 2009, the total of employed people in China numbered 779.95 million, 5.15 million more than that of 2008. Of this total, 311.20 million were employed in urban areas, a net increase of 9.10 million, a newly increase of 11.02 million. The urban unemployment rate through unemployment registration was 4.3 percent at the end of 2009, an increase of 0.1 percentage point over that of 2008.

At the end of 2009, China's foreign exchange reserves reached 2,399.2 billion US dollars, an increase of 453.1 billion US dollars as compared with that at the end of the pervious year. At the end of the year, the exchange rate was 6.8282 RMB to 1 USD, an appreciation by 0.1 percent over that at the end of 2008.

In 2009, the total fiscal revenue reached 6,847.7 billion yuan, up by 11.7 percent or an increase of 714.7 billion yuan over that in the previous year. Of this total, the taxes collected in the whole year reached 5,951.5 billion yuan, up by 9.8 percent or an increase of 529.1 billion yuan over 2008.

II. Agriculture

In 2009, the sown area of grain was 108.97 million hectares, an increase of 2.17 million hectares as compared with that in the previous year; the sown area of cotton was 4.95 million hectares, a decline of 800 thousand hectares; the sown area of oil-bearing crops was 13.60 million hectares, an increase of 760 thousand hectares; the sown area of sugar crops was 1.88 million hectares, a drop of 110 thousand hectares.

The total output of grain in 2009 was 530.82 million tons, an increase of 2.11 million tons or up by 0.4 percent over the previous year. Of this total, the output of summer crops was 123.35 million tons, up by 2.2 percent, and that of the early rice was 33.27 million tons, up by 5.3 percent over the previous year. The output of autumn grain was 374.20 million tons, a drop of 0.6 percent.

In 2009, the output of cotton was 6.40 million tons, a decrease of 14.6 percent over the previous year, that of oil-bearing crops was 31.00 million tons, up by 5.0 percent and that of sugar crops was 122.00 million tons, a drop of 9.1 percent, that of tobacco was 2.80 million tons, up by 6.7 percent, and that of tea was 1.35 million tons, up by 7.1 percent.

The total output of meat for the year reached 76.42 million tons, up by 5.0 percent. Of this total, the output of pork was 48.89 million tons, up by 5.8 percent, and that of beef and mutton was 6.36 and 3.89 million tons, up by 3.6 percent and 2.4 percent respectively. At the end of the year, 469.85 million pigs are registered in the total stocks, up by 1.5 percent, and 645.07 million pigs are slaughtered, up by 5.7 percent. The production of milk was 35.18 million tons, down by

Statistical Communiqué of the People's Republic of China on the 2009 National Economi... Page 3 of 18

1.1 percent; the total output of eggs was 27.41 million tons, up by 1.4 percent.

The total output of aquatic products was 51.20 million tons, up by 4.6 percent. Of this total, the output of cultured aquatic products was 36.35 million tons, up by 6.5 percent; and that of fished aquatic products was 14.85 million tons, up by 0.1 percent over the previous year.

The total production of timber for the year 2009 reached 69.38 million cubic meters, a drop of 14.4 percent.

Over 1.471 million hectares of farmland was increased with effective irrigation systems and another additional 1.826 million hectares of farmland was guaranteed by water-saving irrigation systems.

III. Industry and Construction

In 2009, the total value added of the industrial sector was 13,462.5 billion yuan, up by 8.3 percent over the previous year. The value added of industrial enterprises above the designated size was up by 11.0 percent. Of this total, that of the state-owned and state-holding enterprises grew by 6.9 percent, that of the collective enterprises went up by 10.2 percent, that of the share-holding enterprises increased by 13.3 percent, that of the enterprises by foreign investors and investors from Hong Kong, Macao and Taiwan soared by 6.2 percent and 18.7 percent growth for private enterprises. Analyzed by light and heavy industries, the growth of the light industry was 9.7 percent and that of the heavy industry was 11.5 percent.

In 2009, of the industrial enterprises above designated size, the growth of value added for the mining and washing of coal industry was 8.3 percent over the previous year; for the extraction of petroleum and natural gas was 4.8 percent; for processing of food from agricultural product 15.9 percent; for textile industry 8.5 percent; for manufacture of general machinery 11.0 percent; for manufacture of special purpose machinery 13.0 percent; for manufacture of transport equipment 18.4 percent, of which, 20.3 percent for automobile manufacturing, and 20.7 percent for ship manufacturing; for manufacture of communication equipment, computers and other electronic equipment 5.3 percent and for manufacture of electrical machinery and equipment 12.0 percent. The growth of the value added for the major six high energy consuming industries were 10.6 percent, of which, that of the manufacture of non-metallic mineral products was 14.7 percent, manufacture of raw chemical materials and chemical products 14.6 percent, smelting and pressing of ferrous metals 12.8 percent, smelting and pressing of non-ferrous metals 9.9 percent, production and supply of electric power and heat power 6.0 percent and 5.2 percent for processing of petroleum, coking, processing of nuclear fuel. The value added growth for the high-tech industry was 7.7 percent over the previous year.

Table 2: Output of Major Industrial Products and the Growth Rates in 2009

Product	Unit	Output	Increase over 2008 (%)
Yarn	10000 tons	2393.5	12.7
Cloth	100 million meters	740.0	4.2
Chemical fibers	10000 tons	2730.0	13.0
Sugar (final product)	10000 tons	1321.2	-8.9
Cigarettes	100 million	22901.5	3.2
Color TV sets	10000	9898.8	9.6
Of which: LCD TV sets	10000	6765.3	85.2
Household refrigerators	10000	5930.5	24.7
Room air conditioners	10000	8078.2	-1.9
Total primary energy production	100 million tons of standard coal equivalent	28.0	5.8
Coal	100 million tons	30.50	8.8
Crude oil	100 million tons	1.89	-3.1
Natural gas	100 million cubic meters	851.7	6.1
Electricity	100 million kilowatt-hours	37146.5	6.3
Of which: Thermal-power	100 million kilowatt-		

Statistical Communiqué of the People's Republic of China on the 2009 National Economi... Page 4 of 18

	hours	29827.8	10.2
Hydro-power	100 million kilowatt-hours	6156.4	-3.3
Nuclear-power	100 million kilowatt-hours	701.3	2.5
Crude steel	10000 tons	56803.3	12.9
Rolled steel	10000 tons	69626.3	15.2
Ten kinds of nonferrous metals	10000 tons	2650.1	5.2
Of which: Refined copper (copper)	10000 tons	413.5	9.1
Aluminum electrolyze	10000 tons	1296.5	-1.5
Aluminum oxide	10000 tons	2379.3	3.3
Cement	100 million tons	16.5	16.0
Sulfuric acid	10000 tons	5960.2	16.9
Soda ash	10000 tons	1938.4	3.0
Caustic soda	10000 tons	1832.4	-1.1
Ethylene	10000 tons	1066.3	8.0
Chemical fertilizers (100 percent equivalent)	10000 tons	6599.7	9.8
Power-generating equipment	10000 kilowatts	11729.3	-11.9
Motor vehicles	10000	1379.5	48.2
Of which: Cars	10000	748.5	48.6
Large & medium tractors	10000	37.1	30.6
Integrated circuits	100 million pieces	414.4	-0.7
Program-controlled switchboards	10000 lines	4147.4	-9.5
Mobile telephones	10000	61924.5	10.7
Micro-computers	10000	18215.1	33.3

The profits made by the industrial enterprises above the designated size in the first 11 months of 2009 were 2,589.1 billion yuan, an increase of 7.8 percent over the same period of last year.

Table 3: Profits and Growth of Industrial Enterprises above the Designated Size in the First Eleven Months of 2009

Unit: 100 million yuan

Item	Total Profits	Increase over same period last year (%)
Industrial enterprises above designated size	25891	7.8
Of which: State-owned and state-holding enterprises	7514	-4.5
Of which: Collective enterprises	545	10.3
Share-holding enterprises	13890	4.2
Enterprises by foreign investors or investors from Hong Kong, Macao and Taiwan	7511	16.9
Of which: Private enterprises	6849	17.4

In 2009, the value added of construction enterprises in China was 2,233.3 billion yuan, up by 18.2 percent over the previous year. The profits made by construction enterprises qualified for general contracts and specialized contracts reached 266.3 billion yuan, up by 21.0 percent, of which the profits made by the state-owned and state-holding enterprises were 69.7 billion yuan, up by 23.9 percent.

IV. Investment in Fixed Assets

Statistical Communiqué of the People's Republic of China on the 2009 National Economi... Page 5 of 18

The completed investment in fixed assets of the country in 2009 was 22,484.6 billion yuan, up by 30.1 percent over the previous year. Of the total investment, that in urban areas was 19,413.9 billon yuan, up by 30.5 percent; and that in rural areas reached 3,070.7 billion yuan, up by 27.5 percent. An analysis by regions showed that the investment in eastern areas was 9,565.3 billion yuan, up by 23.0 percent over the previous year, in central areas was 4,984.6 billion yuan, a growth of 35.8 percent, in western areas 4,966.2 billion yuan, a growth of 38.1 percent, and in northeastern areas 2,373.3 billion yuan, up by 26.8 percent.

In the urban areas, the investment in the primary industry was 337.3 billion yuan, up by 49.9 percent; that in the secondary industry was 8,227.7 billion yuan, up by 26.8 percent; and that in the tertiary industry was 10,848.9 billion yuan, up by 33.0 percent.

Table 4: Fixed Assets Investment in Urban Areas and Its Growth by Sector in 2009

Unit: 100 million yuan

Sector	Investment	Increase over 2008 (%)
Total	194139	30.5
Agriculture, Forestry, Animal Husbandry and Fishing	3373	49.9
Mining	8093	18.2
Of Which: Mining and Washing of Coal	3021	25.9
Extraction of Petroleum and Natural Gas	2793	4.4
Manufacturing	58817	26.8
Of Which: Processing of Food from Agricultural Products	2826	38.2
Manufacture of Foods	1513	32.4
Textile Industry	1768	14.8
Manufacture of Textiles, garments, shoes and hats	1051	17.0
Processing of Petroleum, Coking, Processing Nuclear Fuel	1835	0.4
Manufacture of Raw Chemical Materials and Chemical Products	6006	26.9
Manufacture of Non-Metallic Mineral Products	5948	43.5
Smelting and Pressing of Ferrous Metals	3206	-1.3
Smelting and Pressing of Non-Ferrous Metals	2202	16.8
Manufacture of Metal Products	2836	29.2
Manufacture of General Machinery	4465	37.6
Manufacture of Special Purpose Machinery	3111	37.3
Manufacture of Transport Equipment	4965	31.3
Manufacture of Electric Machinery and Equipment	3545	51.2
Manufacture of Communication Equipment, Computers and Other Electronic Equipment	2627	6.7
Production and Supply of Electricity, Gas and Water	13482	28.5
Of Which: Production of Electric Power and Heat Power	11078	22.8
Construction	1884	57.6
Transport, Storage and Post	23278	48.3
Information Transmission, Computer Services and Software	2515	18.0
Wholesale and Retail Trade	4451	39.4
Lodging and Catering Services	2333	34.4
Banking	349	38.2
Real Estate	43065	19.9
Leasing and Business Services	1887	50.4
Scientific Research, Technical Service and Geologic Prospecting	1066	48.5
Water Conservancy, Environment and Public		

Statistical Communiqué of the People's Republic of China on the 2009 National Economi... Page 6 of 18

Facilities Management	17814	45.1
Services to Households and Other Services	506	61.8
Education	3231	37.2
Health, Social Security and Social Welfare	1689	58.5
Culture, Sports and Entertainment	2117	47.4
Public Management and Social Organization	4189	29.3

Table 5: Newly Increased Production Capacity through Fixed Assets Investment in 2009

Item	Unit	Volume
Newly increased power generating capacity	10,000 kilowatts	8970
Power transformer equipment with a capacity of over 220 kilovolts	10,000 kilovolt-amperes	27161
New railways put into operation	Kilometer	5557
Double-track railways put into operation	Kilometer	4129
Electrified railways put into operation	Kilometer	8448
New highways	Kilometer	121013
Of which: Expressways	Kilometer	4391
New cargo-handling capacity of berths for over 10000-tonnage ships	10,000 tons	31318
New lines of optical-fiber cables	10,000 km	149
New capacity of digital cellular mobile phone switchboards	10,000 subscribers	27580

In 2009, the investment in real estate development was 3,623.2 billion yuan, up by 16.1 percent. Of this total, the investment in commercial residential buildings reached 2,561.9 billion yuan, an increase of 14.2 percent, that in office buildings was 137.8 billion yuan, up by 18.1 percent, and that in buildings for commercial business was 417.2 billion yuan, up by 24.4 percent.

Table 6: Main Indicators for Real Estate Development and Sales in 2009

Item	Unit	Volume	Increase over 2008 (%)
Finished Value of Investment	100 million yuan	36232	16.1
Of which: residential buildings	100 million yuan	25619	14.2
Of which: under 90 square meters	100 million yuan	8351	24.1
Of which: economic housing	100 million yuan	1139	17.3
Floor space of houses under construction	10000 square meters	319650	12.8
Of which: residential buildings	10000 square meters	250804	12.5
Floor space of houses newly started	10000 square meters	115385	12.5
Of which: residential buildings	10000 square meters	92463	10.5
Floor space of houses completed	10000 square meters	70219	5.5
Of which: residential buildings	10000 square meters	57694	6.2
Sales of commercial buildings	10000 square meters	93713	42.1
Of which: residential buildings	10000 square meters	85294	43.9
Sources of capital this year	100 million yuan	57128	44.2
Of which: domestic loans	100 million yuan	11293	48.5
Individual mortgage	100 million yuan	8403	116.2
Land space purchased this year	10000 square meters	31906	-18.9

Statistical Communiqué of the People's Republic of China on the 2009 National Economi... Page 7 of 18

Land space developed this year	10000 square meters	23006	-19.9
Purchase of land	100 million yuan	6039	0.7

V. Domestic Trade

In 2009, the total retail sales of consumer goods reached 12,534.3 billion yuan, up by 15.5 percent over the previous year. An analysis on different areas showed that the retail sales of consumer goods in cities reached 8,513.3 billion yuan, up by 15.5 percent and the retail sales of consumer goods at and below county level was 4,021.0 billion yuan, up by 15.7 percent. Analyzed by different sectors, the sales of the wholesales and retail trade reached 10,541.3 billion yuan, up 15.6 percent; the sales of the lodging and catering industry was 1,799.8 billion yuan, up 16.8 percent, and the sales of the other industries was 193.2 billion yuan, up 2.5 percent.

Of the total retail sales by wholesale and retail enterprises above designated size, the year-on-year growth of sales for motor vehicles was 32.3 percent, that for grain and oil was 13.0 percent, for meat and eggs 8.3 percent, for clothing 20.8 percent, for daily necessities 15.6 percent, for cultural and office goods 6.7 percent. The sales of telecommunication equipment dropped by 1.3 percent. The year-on-year growth of sales for cosmetics 16.9 percent, for gold, silver and jewelry 15.9 percent, for traditional Chinese drugs and western drugs 21.7 percent, for electric and electronic appliances for household use and audio-video equipment 12.3 percent, for furniture 35.5 percent and building and decoration materials 26.6 percent.

VI. Foreign Economic Relations

The total value of imports and exports in 2009 reached 2,207.2 billion US dollars, down by 13.9 percent over the previous year. Of this total, the value of goods export was 1,201.7 billion US dollars, down by 16.0 percent, and the value of goods import was 1,005.6 billion US dollars, down by 11.2 percent. The balance of imports and exports was (exports minus imports) 196.1 billion US dollars, a decrease of 102.0 billion US dollars over the previous year.

Table 7: Total Value of Imports and Exports and the Growth Rates in 2009

Unit: 100 million USD

Item	Value	Increase over 2008 (%)
Total import and export of goods	22072	-13.9
Exports	12017	-16.0
Of which: General trade	5298	-20.1
Processing trade	5870	-13.1
Of which: Mechanical and electronic products	7131	-13.4
High & new-tech products	3769	-9.3
Of which: State-owned	1910	-25.8
Foreign-funded	6722	-15.0
Others	3384	-11.6
Imports	10056	-11.2
Of which: General trade	5339	-6.7
Processing trade	3223	-14.8
Of which: Mechanical and electronic products	4914	-8.7
High & new-tech products	3098	-9.4
Of which: State-owned	2885	-18.5
Foreign-funded	5452	-12.0
Others	1719	7.9
Trade surplus (exports minus imports)	1961	-

Table 8: Main Export Commodities in Volume and Value and the Growth Rates in 2009

Item	Unit	Volume	Increase over 2008 (%)	Value (100 million USD)	Increase over 2008 (%)

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Coal	10000 tons	2240	-50.7	24	-54.7
Rolled steel	10000 tons	2460	-58.5	223	-64.9
Textile yarns and textile articles	----	—	—	600	-8.4
Clothes and clothing accessories	----	—	—	1071	-11.0
Footwear	----	—	—	280	-5.7
Furniture	----	—	—	253	-6.0
Automatic data processing machines and components	10000 sets	131331	-8.5	1224	-9.4
Handheld mobiles and car telephones	10000 sets	58280	9.4	396	2.7
Containers	10000 units	69	-77.2	19	-78.6
Integrated circuit	1 million units	56608	16.8	233	-4.2
Liquid crystal display panels	10000 units	192414	-5.1	192	-14.1
Motor vehicles (including a complete set of spare sets)	10000 sets	35	-45.2	47	-47.3

Table 9: Main Import Commodities in Volume and Value and the Growth Rates in 2009

Item	Volume (10000 tons)	Increase over 2008 (%)	Value (100 million USD)	Increase over 2008 (%)
Cereals and cereal flour	315	104.6	9	22.7
Soybean	4255	13.7	188	-13.9
Edible vegetable oil	816	8.4	59	-30.1
Iron ore	62778	41.6	501	-17.4
Aluminum oxide	514	12.1	13	-26.6
Coal	12583	211.9	106	201.3
Crude oil	20379	13.9	893	-31.0
Petroleum products refined	3696	-5.4	170	-43.7
Plastics in primary forms	2381	34.5	348	2.2
Paper pulp	1368	43.7	68	2.1
Rolled steel	1763	14.3	195	-16.9
Copper and copper alloys	429	62.7	226	18.0

Table 10: Imports and Exports by Major Countries and Regions and the Growth Rates in 2009

Unit: 100 million US

Country or region	Exports	Increase over 2008 (%)	Imports	Increase over 2008 (%)
European Union	2363	-19.4	1278	-3.7
United States	2208	-12.5	774	-4.8
Hong Kong, China	1662	-12.8	87	-32.6
ASEAN	1063	-7.0	1067	-8.8
Japan	979	-15.7	1309	-13.1
Republic of Korea	537	-27.4	1026	-8.5
India	297	-6.1	137	-32.3
Taiwan, China	205	-20.8	857	-17.0
Russia	175	-47.1	213	-10.7

The year 2009 witnessed the establishment of 23,435 enterprises with foreign direct investment in non-financial sectors, down by 14.8 percent; and the foreign capital actually utilized was 90.0 billion US dollars, down by 2.6 percent. Of the total foreign direct investment actually utilized, the share of investment in manufacturing was 52.0 percent over the pervious year, the real estate 18.7 percent, leasing and business service 6.8 percent, wholesales and retail trade 6.0 percent and transportation, storage and post service 2.8 percent.

Table 11: Total Value of Foreign Direct Investment and the Growth Rates in 2009

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Sector	Enterprises	Increase over 2008 (%)	Actually Utilized Value 100 million USD	Increase over 2008 (%)
Total	23435	-14.8	900.3	-2.6
Farming, Forestry, Animal Husbandry and Fishery	896	-2.3	14.3	20.0
Mining and Quarrying	99	-33.6	5.0	-12.6
Manufacturing	9767	-15.6	467.7	-6.3
Production and Supply of Electricity, Gas and Water	238	-25.6	21.1	24.5
Construction	220	-16.0	6.9	-36.7
Transport, Storage, Post and Telecommunication Services	395	-24.5	25.3	-11.4
Information Transmission, Computer Services and Software	1081	-15.9	22.5	-19.0
Wholesales & Retail Trade	5100	-12.9	53.9	21.6
Lodging & Catering Services	502	-20.7	8.4	-10.1
Banking	52	108.0	4.6	-20.3
Real Estate	569	25.9	168.0	-9.7
Leasing and Business Services	2864	-8.7	60.8	20.2
Scientific Research, Technical Services and Geological Prospecting	1066	-42.0	16.7	11.2
Water Conservancy, Environment Protection and Public Facilities Management	183	32.6	5.6	63.4
Services to Households and Other Services	207	1.0	15.9	178.3
Education	20	-16.7	0.1	-63.0
Health, Social Security and Social Welfare	18	80.0	0.4	127.0
Culture, Sports and Entertainment	158	-7.1	3.2	23.0
Public Management and Social Organization	—	—	—	—
International Organization	—	—	—	—

In 2009, the overseas direct investment (non-financial sectors) by Chinese investors was 43.3 billion US dollars, up by 6.5 percent over the previous year.

In 2009, the accomplished business revenue through contracted overseas engineering projects was 77.7 billion US dollars, up by 37.3 percent, and the business revenue through overseas labor contracts was 8.9 billion US dollars, up by 10.6 percent over the previous year.

VII. Transportation, Post, Telecommunications and Tourism

The value added of the transportation, storage, post and telecommunication sectors reached 1,705.8 billion yuan in 2009, up 3.7 percent over the previous year.

Table 12: Freight Traffic by All Means of Transportation and the Growth Rates in 2009

Item	Unit	Volume	Increase over 2008 (%)
Total freight traffic	100 million tons	278.8	7.5
Railways	100 million tons	33.3	1.9
Highways	100 million tons	209.7	9.4
Waterways	100 million tons	31.4	3.0
Civil aviation	10 000 tons	445.5	9.3
Pipelines	100 million tons	4.4	1.3

Statistical Communiqué of the People's Republic of China on the 2009 National Econo... Page 10 of 18

Freight flows	100 million ton-kilometers	121211.3	9.8
Railways	100 million ton-kilometers	25239.2	0.5
Highways	100 million ton-kilometers	36383.5	10.7
Waterways	100 million ton-kilometers	57439.9	14.0
Civil aviation	100 million ton-kilometers	126.3	5.6
Pipelines	100 million ton-kilometers	2022.4	4.1

Table 13: Passenger Traffic by All Means of Transportation and the Growth Rates in 2009

Item	Unit	Volume	Increase over 2008 (%)
Total passenger traffic	100 million persons	297.7	3.8
Railways	100 million persons	15.2	4.3
Highways	100 million persons	278.0	3.6
Waterways	100 million persons	2.2	2.9
Civil aviation	100 million persons	2.3	19.7
Passenger flows	100 million person-kilometers	24773.6	6.8
Railways	100 million person-kilometers	7878.9	1.3
Highways	100 million person-kilometers	13450.7	7.8
Waterways	100 million person-kilometers	69.1	5.8
Civil aviation	100 million person-kilometers	3374.9	17.1

The volume of freight handled by ports above the designated size throughout the year totaled 6.91 billion tons, up 8.2 percent over the previous year, of which freight for foreign trade was 2.14 billion tons, up 8.6 percent. Container shipping handled 120.82 million standard containers, down by 5.8 percent.

The total number of motor vehicles for civilian use reached 76.19 million (including 13.31 million tri-wheel motor vehicles and low-speed trucks) by the end of 2009, up 17.8 percent, of which private-owned vehicles numbered 52.18 million, up 25.0 percent. The total number of cars for civilian use stood at 31.36 million, up by 28.6 percent, of which private-owned cars numbered 26.05 million, up by 33.8 percent.

The turnover of post and telecommunication services totaled 2,731.3 billion yuan, up 14.6 percent over the previous year. Of this total, post services accounted for 163.2 billion yuan, up 16.4 percent, and telecommunication services 2,568.1 billion yuan, up 14.4 percent. By the end of 2009, with a decrease of 16.44 million lines of office switchboards, the total capacity stood at 492.19 million lines. The newly increased capacity of mobile phone switchboard was 275.80 million lines with the total capacity reaching 1,421.11 million lines. The year also saw 313.69 million fixed telephone subscribers. This included 211.78 million urban subscribers and 101.91 million rural subscribers. Mobile phone users numbered 747.38 million by the end of 2009, with 106.14 million new subscribers in the year. In total, the number of fixed and mobile phone users reached 1,061.07 million, an increase of 79.47 million as compared with that at the end of 2008. Phone coverage is 79.9 sets per 100 persons. The number of Internet users was 380 million, of which wide-band users were 350 million, and the coverage rate of Internet was 28.9 percent.

The year 2009 saw 1.90 billion domestic tourists, up 11.1 percent over the previous year. The revenue from domestic tourism totaled 1,018.4 billion yuan, up 16.4 percent. The number of inbound visitors to China totaled 126.48 million, a year-on-year decline of 2.7 percent. Of this total, 21.94 million were foreigners, down 9.8 percent; and 104.54 million were Chinese compatriots from Hong Kong, Macao and Taiwan, down 1.1 percent. Of all the inbound tourists, overnight visitors counted 50.88 million, down 4.1 percent. Foreign exchange earnings from international tourism topped 39.7 billion US dollars, down 2.9 percent. The number of China's outbound visitors totaled 47.66 million, up 4.0 percent. Of this total, 42.21 million were on private visits, a year-on-year rise of 5.2 percent, or 88.6 percent of all outgoing visitors.

VIII. Financial Intermediation

Statistical Communiqué of the People's Republic of China on the 2009 National Econo... Page 11 of 18

By the end of 2009, money supply of broad sense (M_2) was 60.6 trillion yuan, reflecting a year-on-year increase of 27.7 percent. Money supply of narrow sense (M_1) was 22.0 trillion yuan, up 32.4 percent. Cash in circulation (M_0) was 3.8 trillion yuan, up 11.8 percent.

Savings deposit in Renminbi and foreign currencies in all items of financial institutions totaled 61.2 trillion yuan at the end of 2009, an increase of 13.2 tirllion yuan. Of this total, the savings deposit in Renminbi stood at 59.8 trillion yuan, an increase of 13.1 trillionyuan. Loans in Renminbi and foreign currencies in all items of financial institutions reached 42.6 trillion yuan, an increase of 10.5 trillion yuan. Of this total, that in Renminbi was 40.0 trillion yuan, an increase of 9.6 trillion yuan.

Table 14: Savings Deposit and Loans in RMB and Foreign Currencies in All Financial Institutions and the Growth Rates in 2009

Unit: 100 million yuan

Item	Year-end figure	Increase over 2008 (%)
Savings deposit	612006	27.7
Of which: By enterprises	224357	36.5
By urban and rural households	264761	19.5
Of which: Deposits in RMB	260772	19.7
Loans	425597	33.0
Of which: Short-term	151353	17.7
Medium and long-term	235579	43.5

Loans in Renminbi from rural financial cooperation institutions (i.e. rural credit cooperatives, rural cooperation banks, and rural commercial banks) totaled 4.7 trillion yuan by the end of 2009, an increase of 972.7 billion yuan as compared with the beginning of 2009. The loans in Renminbi for consumption use from all financial institutions totaled 5.5 trillion yuan, an increase of 1,797.6 billion yuan. Of all consumption loans, short-term loans for individuals totaled 0.6 trillion yuan, an increase of 246.5 billion yuan, and medium- and long-term loans for individuals reached 4.9 trillion yuan, an increase of 1,551.1 billion yuan.

Funds raised in 2009 by enterprises through issuing stocks and share rights on stock market amounted to 365.3 billion yuan, an increase of 125.5 billion yuan over the previous year. Of this total, 99 A-shares were issued, receiving 206.2 billion yuan worth of capital altogether, an increase of 99.5 billion yuan. The refinancing of A-shares (including rationing shares, public newly issued, nonpublic newly issued and warrants) received 159.1 billion yuan worth of capital altogether, an increase of 25.9 billion yuan over 2008. The listed companies financed 81.3 billion yuan through convertible bonds, bonds with attached warrants and corporate bonds, a decrease of 18.5 billion yuan. A total of 36 growth enterprise board stocks were issued for the first time, receiving 20.4 billion yuan.

In 2009, corporate funds raised by the non-listed companies reached 425.2 billion yuan, an increase of 188.5 billion yuan over that in the previous year. The short-term financing funds of enterprises were 461.2 billion yuan, an increase of 28.1 billion yuan; and the medium-term notes were 698.7 billion yuan, an increase of 525.0 billion yuan. Funds raised by medium- and small-sized enterprises through collection notes reached 1.27 billion yuan.

The premium received by the insurance companies totaled 1,113.7 billion yuan in 2009, up 13.8 percent over the previous year. Of this total, life insurance premium amounted to 745.7 billion yuan, health and casualty insurance premium 80.4 billion yuan, and property insurance premium 287.6 billion yuan. Insurance companies paid an indemnity worth of 312.5 billion yuan, of which, life insurance indemnity was 126.9 billion yuan, health and casualty insurance indemnity 28.1 billion yuan, and property insurance indemnity 157.6 billion yuan.

IX. Education, Science and Technology

In 2009, the post-graduate education enrollment was 1.405 million students with 511 thousand new students and 371 thousand graduates. The general tertiary education enrollment was

Statistical Communiqué of the People's Republic of China on the 2009 National Econo... Page 12 of 18

21.447 million students with 6.395 million new students and 5.311 million graduates. Vocational secondary schools of various types had 21.787 million enrolled students, including 8.736 million new entrants, and 6.192 million graduates. Senior secondary schools had 24.343 million enrolled students, including 8.303 million new entrants, and 8.237 million graduates. Students enrolled in junior secondary schools totaled 54.409 million, including 17.885 million new entrants, and 17.977 million graduates. The country had a primary education enrollment of 100.715 million students, including 16.378 million new entrants, and 18.052 million graduates. There were 428 thousand students enrolled in special education schools, with 64 thousand new entrants. Kindergartens accommodated 26.578 million children.

The amount of expenditures on research and development activities (R&D) was worth 543.3 billion yuan in 2009, up 17.7 percent over 2008, accounting for 1.62 percent of GDP. Of this total, 27.2 billion yuan was appropriated for fundamental research programs. A total number of 639 projects under the National Key Technology Research and Development Program and 1,328 projects under the Hi-tech Research and Development Program (the 863 Program) were implemented. The year 2009 saw a total of 127 national engineering research centers and 85 national engineering laboratories. The number of state validated enterprise technical centers reached 636 by the end of the year. The technical centers at the provincial level numbered 5,011. Venture capital investment plan had been initiated and implemented to boost new emerging industries, and 20 venture investment funds were established. Some 977 thousand patent applications were accepted from home and abroad, of which 878 thousand were domestic applications, accounting for 89.9 percent of the total. A total number of 315 thousand patent applications for new inventions were accepted, of which 229 thousand were from domestic applicants or 72.8 percent of the total. A total of 582 thousand patents were authorized in 2009, of which 502 thousand were domestic patents, accounting for 86.2 percent of the total. A total of 128 thousand patents for new inventions were authorized, of which 65 thousand were domestic ones, accounting for 50.9 percent. Till the end of year 2009, the number of patents in force was 1.520 million, of which 1.193 million patents were domestic ones, accounting for 78.5 percent; the number of patents in force for inventions was 438 thousand, of which 180 thousand was domestic ones, accounting for 41.1 percent. A total of 214 thousand technology transfer contracts were signed, representing 303.9 billion yuan in value, up 14.0 percent over the previous year. The year 2009 saw 6 times of successful launch of satellites. The first petaflop super computer Galaxy 1 was developed successfully, and ChangEr 1 satellite hit moon successfully.

By the end of 2009, there were altogether 25,000 laboratories for product inspection, including 414 national inspection centers. There were 168 organizations for product certification and management system certification, which accumulatively certified products in 41 thousand enterprises. A total of 3,760 authorized measurement institutions enforced compulsory inspection on 45.60 million measurement instruments in the year. A total of 3,158 national standards were developed or revised in the year, including 2,102 new standards. There were 2,737 weather warning signals sent by national and provincial meteorological stations, and 3,950 weather alerts. There were 1,457 seismological monitor stations and 32 seismological remote monitor network stations. The numbers of oceanic observation stations were 66. Mapping departments published 2,060 maps and 307 mapping books.

X. Culture, Public Health and Sports

At the end of 2009, there were 2,478 art-performing groups, 3,214 culture centers, 2,833 public libraries, 1,996 museums, 251 radio broadcasting stations, 272 television stations, 2,087 radio broadcasting and television stations and 44 educational television stations throughout China. Subscribers to cable television programs numbered 173.98 million. Subscribers to digital cable television programs were 62.00 million. Radio broadcasting and television broadcasting coverage rates were 96.3 percent and 97.2 percent respectively. The country produced 456 feature movies and 102 science, educational, documentary, cartoon and special movies. A total of 43.7 billion copies of newspapers and 3.1 billion copies of magazines were issued, and 7.0 billion copies of books published. By the end of the year, there were 4,035 archives in China and 79.91 million documents were made accessible to the public.

By the end of 2009, there were 289 thousand health institutions in China, including 60 thousand general hospitals and health centers, 26 thousand community health service centers, 3,013 maternal and child health-care institutions, 1,315 specialized health institutions, 3,543 epidemic disease prevention centers (stations) and 2,706 health monitoring institutions and 193 thousand

Statistical Communiqué of the People's Republic of China on the 2009 National Econo... Page 13 of 18

clinics. There were 5.22 million health workers in China, including 2.16 million practicing doctors and assistant practicing doctors and 1.74 million registered nurses. General hospitals and health centers in China possessed 3.96 million beds. The number of rural health care centers was 39 thousand, possessing 910 thousand beds and employing 898 thousand health care workers. In 2009, 3.776 million people were infected by A or B class infectious diseases, with 15,105 reported deaths. The incidence of infectious disease was 284.34 per 100 thousand, with the death rate standing at 1.14 per 100 thousand.

In 2009, Chinese athletes won 142 world championships on 30 sports events. Eleven athletes and 3 teams broke 22 world records on 22 occasions. On the eleventh National Sports Games 7 athletes broke 5 world records on 9 occasions, 12 athletes and 3 teams broke 16 Asia records on 21 occasions and 29 athletes and 5 teams broke 39 national records on 52 occasions.

XI. Population, Living Conditions and Social Security

At the end of 2009, the total number of Chinese population reached 1,334.74 million, an increase of 6.72 million over that at the end of 2008. The year 2009 saw 16.15 million births, a crude birth rate of 12.13 per thousand, and 9.43 million deaths, or a crude death rate of 7.08 per thousand. The natural growth rate was 5.05 per thousand. The sex ratio at birth was 119.45.

Table 15: Composition of Population in 2009

Unit: 10,000 persons

Item	Population (Year-end figure)	Percentage (%)
National Total	133474	100.0
Of which: Urban	62186	46.6
Rural	71288	53.4
Of which: Male	68652	51.4
Female	64822	48.6
Of which: 0-14 years	24663	18.5
15-59 years	92097	69.0
60 years and over	16714	12.5
Of which: 65 years and over	11309	8.5

In 2009, the annual per capita net income of rural households was 5,153 yuan, or a real increase of 8.5 percent over the previous year when the factors of price increase were deducted. The annual per capita disposable income of urban households was 17,175 yuan, or a real increase of 9.8 percent. The proportion of expenditure on food to the total expenditure of households was 41.0 percent for rural households and 36.5 percent for urban households. According to the 2009 rural poverty line with annual per capita net income below 1,196 yuan, the population in poverty in rural areas numbered 35.97 million at the end of the year.

At the end of 2009, a total of 234.98 million people participated in basic pension program, a year-on-year increase of 16.07 million. Of this total, 177.03 million were staff and workers, and 57.95 million were retirees. A total of 400.61 million people participated in urban basic health insurance program, an increase of 82.39 million, of whom 219.61 million people participated in urban basic health insurance program for staff and workers, 181.00 million people participated in programs for residents. A total of 43.35 million people participated in urban health insurance programs were migrant workers coming from the rural areas, an increase of 690 thousand. Some 127.15 million people participated in unemployment insurance programs, an increase of 3.16 million. A total of 148.61 million people participated in work accident insurance, an increase of 10.74 million, of which 55.80 million were migrant workers coming from the rural areas, an increase of 6.38 million. A total of 108.60 million people participated in maternity insurance programs, an increase of 16.06 million.

Statistical Communiqué of the People's Republic of China on the 2009 National Econo... Page 14 of 18

A total of 2,716 counties (cities, districts) conducted the new cooperative medical care system in rural areas, with a participation rate of 94.0 percent. The total expenditure of the new cooperative medical care system in rural areas reached 64.6 billion yuan, benefiting 490 million people. The pilot of new rural social pension insurance started smoothly. The number of people receiving unemployment insurance payment stood at 2.35 million in 2009.

By the end of 2009, there were all together 39 thousand social welfare institutions of various types providing 2,754 thousand beds, accommodating 2,088 thousand inmates. Of this total, 30 thousand were rural elder-caring organizations providing 1,885 thousand beds, accommodating 1,511 thousand inmates. There were 140 thousand community service facilities without accommodations, of which there were 9,726 community service centers and 25 thousand community service stations. A total of 23.477 million urban residents received the government minimum living allowances, or 129 thousand more than the previous year. About 47.593 million rural residents received the government minimum living allowance, an increase of 4,538 thousand and 5,543 thousand rural residents received government five-guarantees relief, an increase of 57 thousand. Medial aid was provided to 4,172 thousand needy people in cities and 6,884 thousand needy people in rural areas. Another 10.478 million needy people in urban areas were financed to participate in urban medical insurance system, and 36.898 million needy people in rural areas were financed to participate in new type of rural cooperative medical care system. A total of 75.6 billion yuan worth of social welfare lottery tickets were sold and a total of 4.1 billion yuan were received from direct donations.

XII. Resources, Environment and Work Safety

In 2009, land reclamation and re-development programs added 269 thousand hectares of cultivated land.

In 2009, the total supply of state-owned land for construction use was 319 thousand hectares, a growth of 44.2 percent over the previous year. Of this total, that for mining storage 119 thousand hectares, up 44.1 percent, for real estate development, 103 thousand hectares, up 36.7 percent, for infrastructure facilities, 97 thousand hectares, up 53.0 percent. In 2009, of the total 105 key cities covered by monitoring program the composite prices for land went up by 5.0 percent over the previous year, of which, the prices for commercial used land went up by 5.6 percent, for residential land, up 7.9 percent and 1.6 percent growth for industrial used land.

The total stock of water resources in 2009 was 2,376.3 billion cubic meters, a year-on-year decrease of 13.4 percent, or 1,784.9 cubic meters in per capita terms, down by 13.8 percent. The annual average precipitation was 583.1 millimeters, down by 10.9 percent. Large reservoirs in China stored 180.5 billion cubic meters of water at the end of 2009, 15.6 billion cubic meters less than that at the end of 2008. Total water consumption went up by 0.4 percent to reach 593.3 billion cubic meters, of which water consumption for living purposes rose by 2.9 percent, for industrial use down by 0.6 percent, for agricultural use up by 0.6 percent, and for ecological water supplement down by 9.8 percent. Water consumption for every 10 thousand yuan worth of GDP produced was 209.3 cubic meters, a decline of 7.6 percent. Water consumption for every 10 thousand yuan worth of industrial value added was 116.4 cubic meters, down by 8.2 percent. Per capita water consumption was 445.7 cubic meters, down by 0.1 percent.

National land surveys and geological explorations discovered a total of 398 new mineral deposits in large or medium size, including 107 energy mineral deposits, 177 metallic mineral deposits, 109 non-metallic mineral deposits and 5 aqueous and gaseous deposits. Increased reserves were found for 65 minerals, including 1.12 billion tons of crude oil, 723.4 billion cubic meters of natural gas and 50.36 billion tons of coal.

According to the results from the seventh National Forest Inventory, by the end of 2008, the total forest areas of China were 195.45 million hectares, and the forest coverage was 20.36 percent. The total stumpage volume reached 14.913 billion cubic meters and 13.721 billion cubic meters of forest volume.

In 2009, a total of 5.88 million hectares of forest were planted, of which 3.89 million were afforested by manpower. Some 4.47 million hectares were afforested through key afforestation projects, accounting for 76.0 percent of the total planted area of the year. About 2.48 billion trees were planted in 2009 by volunteers. By the end of 2009, there were 2,529 natural reserves including 319 national ones. A total of 48 thousand square kilometers of eroded land were put under comprehensive treatment programs, and 27 thousand square kilometers of land were closed for nurture and protection in areas suffering water and soil erosion. By the end of 2009, the total forest areas with set ownership were 100.93 million hectares, of this total, 75.73 million

Statistical Communiqué of the People's Republic of China on the 2009 National Econo... Page 15 of 18

hectares obtained the forest ownership certifications.

The average temperature in 2009 was 9.8℃, Typhoon hit China 9 times in 2009.

Preliminary estimation indicated that the total energy consumption in 2009 amounted to 3.10 billion tons of standard coal equivalent, up 6.3 percent over 2008. The consumption of coal was 3.02 billion tons, up 9.2 percent; crude oil 380 million tons, up 7.1 percent; natural gas 88.7 billion cubic meters, up 9.1 percent; and electric power 3,697.3 billion kilowatt hours, up 6.2 percent. The national energy consumption per 10,000 yuan went down by 2.2 percent. The consumption of major kinds of raw materials included 690 million tons of rolled steel, up 22.4 percent; 7.53 million tons of copper, up by 39.7 percent; 14.39 million tons of electrolytic aluminum, up by 14.4 percent; 10.66 million tons of ethylene, up by 8.0 percent; and 1.63 billion tons of cement, up 17.0 percent.

Monitoring of water quality on 408 sections of the 7 major water systems in China showed that 57.1 percent of the sections met the national quality standard from Grade I to Grade III for surface water, up by 2.1 percentage points over the previous year; and 18.4 percent were worse than Grade V, down by 2.4 percentage points compared with that in the previous year. Generally, the water quality in the 7 major water systems continued to improve with some river basins still having serious pollution.

Monitoring of oceanic water quality at 299 offshore monitoring stations indicated that oceanic water met the national quality standard Grade I and II in 72.9 percent of the stations, up by 2.5 percentage points from the previous year; water quality at 6.0 percent of the stations met Grade III standard, down by 5.3 percentage points; and water of Grade IV or inferior quality was found at 21.1 percent of the stations, up by 2.8 percentage points.

In the 612 cities covered by air quality monitoring program, 504 cities reached or topped air quality standard Grade II, accounting for 82.4 percent of all cities under the program; 100 cities attained Grade III, accounting for 16.3 percent; and air quality in 8 cities was inferior to Grade III, accounting for 1.3 percent. Of the 327 cities subject to noise monitoring program, 4.9 percent enjoyed fairly good environment, 70.0 percent had good environment, 23.9 percent had light noise pollution, and 1.2 percent experienced medium noise pollution in downtown areas.

At the end of 2009, the daily treatment capacity of city sewage reached 86.64 million cubic meters, up 6.9 percent over that in 2008. City sewage treatment rate was 72.3 percent, up 2.1 percentage points. The floor space with central heating systems amounted to 3.56 billion square meters, up 2.0 percent. Greenery coverage reached 34.4 percent of the urban area, up 1.1 percentage point.

In 2009, natural disasters caused 252.4 billion yuan worth of direct economic loss, 78.5 percent less than that in previous year. Natural disasters hit 47.21 million hectares of crops, up 18.1 percent, of which 4.92 million hectares of crops was demolished, up 22.0 percent. Floods and waterlog caused a direct economic loss of 65.5 billion yuan, up by 0.5 percent and left a death roll of 902, down by 10.8 percent. Drought caused a direct economic loss of 109.9 billion yuan, an increase of 2.58 folds. Disasters from low temperature, frost and snow made a total direct economic loss of 17.2 billion yuan with a death roll of 40. Oceanic disasters caused a direct economic loss of 10.0 billion yuan, down by 51.3 percent. The occurrence of red tides hit an accumulative area of 14,102 square kilometers, up by 2.7 percent. China registered 10 thousand geological disasters, which left a death doll of 331 and made a total direct economic loss of 1.83 billion yuan. The country recorded 24 earthquakes with magnitude 5 and over, 8 of which caused disasters, causing a direct economic loss of 2.74 billion yuan and leaving a death roll of 3. The year 2009 witnessed 8,808 forest fires, down by 37.7 percent.

The death toll due to work accidents amounted to 83,196 people, a year-on-year decrease of 8.8 percent. The death toll from work accidents every 100 million yuan worth of GDP was 0.248 people, a decline of 20.5 percent. Work accidents in industrial, mining and commercial enterprises caused 2.4 deaths out of every 100 thousand employees, down 14.9 percent. The death toll for producing one million tons of coal in coalmines was 0.892 persons, down 24.5 percent. The year 2009 witnessed 238 thousand traffic accidents, claiming 68 thousand lives, injuring 275 thousand people and causing a direct property loss of 910 million yuan. The road traffic death toll per 10 thousand vehicles was 3.6 persons, a decrease of 0.7 person.

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Notes:

1. All figures in this Communiqué are preliminary statistics.
2. Statistics in this Communiqué do not include Hong Kong SAR, Macao SAR and Taiwan Province.
3. Due to the rounding-off reasons, the subentries may not add up to the aggregate totals.
4. Gross domestic product (GDP) and value added as quoted in this Communiqué are calculated at current prices, whereas their growth rates are at constant prices.
5. Six highly energy-consuming industries are: manufacture of raw chemical materials and chemical products, manufacture of non-metallic mineral products, smelting and pressing of ferrous metals, smelting and pressing of non-ferrous metals, oil processing, coking and nuclear fuel processing, and production and supply of electricity and heat.
6. Output and consumption of rolled steel include duplicated counting of rolled steel as intermediate inputs used for producing other types of rolled steel.
7. The national total of fixed assets investment is larger than the aggregate sum by adding up the subtotals of fixed assets investment in the eastern areas, central areas, western areas and northeast areas due to the fact that some of the trans-regional investments are not covered by regional figures. The eastern areas include 10 provinces and municipalities: Beijing, Tianjin, Hebei, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Hainan; central areas cover 6 provinces: Shanxi, Anhui, Jiangxi, Henan, Hubei and Hunan; western areas include 12 provinces, autonomous regions and municipality: Inner Mongolia, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Tibet, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; northeastern areas include 3 provinces: Liaoning, Jilin and Heilongjiang.
8. The investment in real estate includes the investment made in real estate development, construction of buildings for own use, property management, intermediary services and other real estate development.
9. In table 11, banking refers to security analysis and consultancy, services auxiliary to insurance and other banking activities according to the national economic industry classification.
10. The original premium income received by the insurance companies refers to the premium income from original insurance contracts confirmed by the insurance companies.
11. Special movies refer to those using different display modes in terms of projection techniques, equipment and program as compared with the ordinary cinemas, such as IMAX movies, 3D movies, 4D movies, multidimensional movies and fulldome movies.
12. The number of people covered in urban basic health insurance programs for urban staff and workers include staff and workers and retirees insured. The urban basic health insurance programs for urban residents refer to urban non-employed residents who are not covered by the urban basic health insurance programs for staff and workers.
13. Five-guarantees relief in rural areas refers to villagers who are aged, disabled or under the age of 16 and have no ability to work, no source of income and no statutory obligors to provide for them, bring them up or support them, or whose statutory obligors have no ability to provide for them, bring them up or support them, shall enjoy life-care and physical care in terms of food, clothing, housing, medical care and funeral expenses.
14. Total supply of land for construction use refers to the supply of state-owned land for construction use with the land-used right sold, allocated or leased to units or individuals by the municipal or county governments according to annual land supply plan and in line with relevant laws in the reporting period.
15. According to <<Technical Standards for Monitoring Land Prices in Cities>>, land prices refer to land price level which is based on prices in selected monitoring cities, incorporating transaction prices on comprehensive land market and real estate market which reflects the overall land price level in cities. Comprehensive land prices refer to the average price level of land in the same city or region for different purpose of use.
16. The consumption of water for producing 10 thousand yuan worth of GDP is calculated at 2005 constant prices. The turnover of post and telecommunication services is calculated at constant prices of 2000.

APPENDIX

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Statistical Communiqué of the People's Republic of China on the 2008 National Economic and Social Development

National Bureau of Statistics of China 2009.02.26 15:51:25

National Bureau of Statistics of China
February 26, 2009

In 2008, under the leadership of the CPC Central Committee and the State Council, the people of all nationalities of China, taking as the guidance of Deng Xiaoping Theory and the important thought of "Three Represents", implemented earnestly the scientific approach to the economic and social development, they united as one with indomitable spirit to fight against the grief natural disasters and international financial crisis, national economy kept fast growth and all social undertakings achieved new progress.

I. General Outlook

In 2008, the gross domestic product (GDP) of the year was 30,067.0 billion yuan, up by 9.0 percent over the previous year. Analyzed by different industries, the value added of the primary industry was 3,400.0 billion yuan, up by 5.5 percent, that of the secondary industry was 14,618.3 billion yuan, up by 9.3 percent and the tertiary industry was 12,048.7 billion yuan, up by 9.5 percent. The value added of the primary industry accounted for 11.3 percent of the GDP, up by 0.2 percentage point over that in the pervious year, that of the secondary industry accounted for 48.6 percent, up by 0.1 percentage point, and that of the tertiary industry accounted for 40.1 percent, down by 0.3 percentage point.

The general level of consumer prices in China was up by 5.9 percent over the previous year. Of this total, the prices for food went up by 14.3 percent. The prices for investment in fixed assets were up by 8.9 percent. The producer prices for manufactured goods increased by 6.9 percent, of which, the prices for means of production increased by 7.7 percent, and for means of subsistence grew by 4.1 percent. The purchasing prices for raw materials, fuels and power went up by 10.5 percent. The producer prices for farm products were up by 14.1 percent. The prices for means of agricultural production were up by 20.3 percent. The sales prices for housing in 70 large and medium-sized cities were up by 6.5 percent, of which, that for new residential buildings went up by 7.1 percent, for second hand housing grew by 6.2 percent, and the prices for rental and leasing were up by 1.4 percent.

Table 1: General Level of Consumer Prices in 2008

Unit: %

Item	National Average		Rural

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		Urban	
General level of consumer prices	**5.9**	**5.6**	**6.5**
Food	14.3	14.5	14.0
Of Which: Grain	7.0	7.2	6.7
Meat, poultry and related products	21.7	22.6	20.0
Oil	25.4	24.9	25.9
Fresh eggs	3.7	3.8	3.6
Fresh vegetables	10.7	10.5	11.3
Fresh fruits	9.0	8.9	9.3
Tobaccos and alcohols	2.9	3.1	2.6
Clothing	-1.5	-1.8	-0.6
Household appliances and services	2.8	3.0	2.4
Medical, health and personal articles	2.9	2.8	3.2
Transportation and telecommunications	-0.9	-1.6	0.7
Recreational, educational, cultural articles and services	-0.7	-0.9	-0.1
Housing	5.5	4.3	8.2

At the end of 2008, the total of employed people in China numbered 774.80 million, 4.90 million more than that of 2007. Of this total, 302.10 million were employed in urban areas, a net increase of 8.60 million, a newly increase of 11.13 million. The urban unemployment rate through unemployment registration was 4.2 percent at the end of 2008, an increase of 0.2 percentage point over that of 2007.

At the end of 2008, China's foreign exchange reserves reached 1,946.0 billion US dollars, an increase of 417.8 billion US dollars as compared with that at the end of the pervious year. At the end of the year, the exchange rate was 6.8346 RMB to 1 USD, an appreciation by 6.9 percent over that at the end of 2007.

The taxes collected in the whole year reached 5,786.2 billion yuan (excluding tariffs, farm land taxes and deed taxes), up by 17.0 percent or an increase of 841.3 billion yuan over 2007.

II. Agriculture

In 2008, the sown area of grain was 106.70 million hectares, an increase of 1.06 million hectares as compared with that in the previous year; the sown area of cotton was 5.76 million hectares, a decline of 170 thousand hectares; the sown area of oil-bearing crops was 12.71 million hectares, an increase of 1.39 million hectares; the sown area of sugar crops was 1.93 million hectares, an increase of 130 thousand hectares.

The total output of grain in 2008 was 528.50 million tons, an increase of 26.90 million tons or up by 5.4 percent over the previous year. Of this total, the output of summer crops was 120.41 million tons, up by 2.6 percent, and that of the early rice was 31.58 million tons, maintaining the same level of the previous year. The output of autumn grain was 376.51 million tons, an increase of 6.7 percent.

In 2008, the output of cotton was 7.50 million tons, a decrease of 1.6 percent over the previous year, that of oil-bearing crops was 29.50 million tons, up by 14.8 percent and that of sugar crops was 130.00 million tons, an increase of 6.7 percent, that of tobacco was 2.60 million tons, up by 19.6 percent, and that of tea was 1.24 million tons, up by 6.4 percent.

The total output of meat for the year reached 72.69 million tons, up by 5.9 percent. Of this total, the output of pork was 46.15 million tons, up by 7.6 percent, and that of beef and mutton was 6.10 and 3.76 million tons, down by 0.5 percent and 1.8 percent respectively. At the end of the

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year, 462.64 million pigs are registered in the total stocks, up by 5.2 percent, and 609.60 million pigs are slaughtered, up by 7.9 percent. The production of milk was 36.51 million tons, up by 3.6 percent; the total output of eggs was 26.38 million tons, up by 4.3 percent.

The total output of aquatic products was 48.95 million tons, up by 3.1 percent. Of this total, the output of cultured aquatic products was 34.26 million tons, up by 4.5 percent; and that of fished aquatic products was 14.69 million tons, maintaining the same level of the previous year.

The total production of timber for the year 2008 reached 78.94 million cubic meters, an increase of 13.2 percent.

Over 1.179 million hectares of farmland was increased with effective irrigation systems and another additional 1.390 million hectares of farmland was guaranteed by water-saving irrigation systems.

III. Industry and Construction

In 2008, the total value added of the industrial sector was 12,911.2 billion yuan, up by 9.5 percent over the previous year. The value added of industrial enterprises above the designated size was up by 12.9 percent. Of this total, that of the state-owned and state-holding enterprises grew by 9.1 percent, that of the collective enterprises went up by 8.1 percent, that of the share-holding enterprises increased by 15.0 percent, that of the enterprises by foreign investors and investors from Hong Kong, Macao and Taiwan soared by 9.9 percent and 20.4 percent growth for private enterprises. Analyzed by light and heavy industries, the growth of the light industry was 12.3 percent and that of the heavy industry was 13.2 percent.

In 2008, of the industrial enterprises above designated size, the growth of value added for the mining and washing of coal industry was 19.1 percent over the previous year, for the extraction of petroleum and natural gas was 6.1 percent, for culture and education, sporting goods manufacturing industry 18.2 percent, for gas production and supply industry 26.8 percent, for processing of food from agricultural product 15.0 percent, for manufacture of general machinery 16.9 percent, for manufacture of transport equipment 15.2 percent, for manufacture of communication equipment, computers and other electronic equipment 12.0 percent and for manufacture of electrical machinery and equipment 18.1 percent, for chemical fiber manufacturing industry 2.2 percent. The growth of the value added for the major six high energy consuming industries were 10.0 percent, of which, that of the manufacture of non-metallic mineral products was 16.9 percent, smelting and pressing of ferrous metals 8.2 percent, manufacture of raw chemical materials and chemical products 10.0 percent, smelting and pressing of non-ferrous metals 12.3 percent, production and supply of electric power and heat power 8.6 percent and 4.3 percent for processing of petroleum, coking, processing of nuclear fuel. The value added growth for the high-tech industry was 14.0 percent over the previous year.

Table 2: Output of Major Industrial Products and the Growth Rates in 2008

Product	Unit	Output	Increase over 2007 (%)
Yarn	10000 tons	2148.9	3.9
Cloth	100 million meters	710.0	5.1
Chemical fibers	10000 tons	2415.0	0.1
Sugar (final product)	10000 tons	1449.5	14.0
Cigarettes	100 million	22198.8	3.5
Color TV sets	10000	9033.1	6.5
Household refrigerators	10000	4756.9	8.2
Room air conditioners	10000	8230.9	2.7
Total primary energy production	100 million tons of standard coal equivalent	26.0	5.2
Coal	100 million tons	27.93	4.1
Crude oil	100 million tons	1.90	2.2
Natural gas	100 million cubic meters	760.8	9.9
Electricity	100 million kilowatt-hours	34668.8	5.6
Of which: Thermal-power	100 million kilowatt-hours	27900.8	2.5
Hydro-power	100 million kilowatt-hours	5851.9	20.6
Crude steel	10000 tons	50091.5	2.4

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Rolled steel	10000 tons	58488.1	3.4
Ten kinds of nonferrous metals	10000 tons	2520.3	5.9
Of which: Refined copper (copper)	10000 tons	378.9	10.1
Aluminum electrolyze	10000 tons	1317.6	6.8
Aluminum oxide	10000 tons	2278.2	17.0
Cement	100 million tons	14.0	2.9
Sulfuric acid	10000 tons	5132.7	-5.2
Soda ash	10000 tons	1881.3	6.6
Caustic soda	10000 tons	1852.1	5.3
Ethylene	10000 tons	998.3	-2.9
Chemical fertilizers (100 percent equivalent)	10000 tons	6012.7	3.2
Power-generating equipment	10000 kilowatts	13319.4	2.5
Motor vehicles	10000	934.55	5.1
Of which: Cars	10000	503.7	5.0
Large & medium tractors	10000	21.7	6.9
Integrated circuits	100 million pieces	417.1	1.3
Program-controlled switchboards	10000 lines	4584.0	-14.9
Mobile telephones	10000	55964.0	2.0
Micro-computers	10000	13666.6	13.2

The profits made by the industrial enterprises above the designated size in the first 11 months of 2008 were 2,406.6 billion yuan, an increase of 4.9 percent over the same period of last year.

Table 3: Profits and Growth of Industrial Enterprises above the Designated Size in the First Eleven Months of 2008

Unit: 100 million yuan

Item	Total Profits	Increase over same period last year (%)
Industrial enterprises above designated size	**24066**	**4.9**
Of which: State-owned and state-holding enterprises	7985	-14.5
Of which: Collective enterprises	687	29.5
Share-holding enterprises	13467	11.4
Enterprises by foreign investors or investors from Hong Kong, Macao and Taiwan	6374	-3.1
Of which: Private enterprises	5495	36.6

In 2008, the value added of construction enterprises in China was 1,707.1 billion yuan, up by 7.1 percent over the previous year. The profits made by construction enterprises qualified for general contracts and specialized contracts reached 175.6 billion yuan, up by 12.5 percent, of which the profits made by the state-owned and state-holding enterprises were 50.9 billion yuan, up by 21.8 percent. Their paid taxes were 205.8 billion yuan, up by 20.0 percent, of which the taxes paid by the state-owned and state-holding enterprises were 77.1 billion yuan, up by 24.7 percent.

IV. Investment in Fixed Assets

The completed investment in fixed assets of the country in 2008 was 17,229.1 billion yuan, up by 25.5 percent over the previous year. Of the total investment, that in urban areas was 14,816.7 billon yuan, up by 26.1 percent; and that in rural areas reached 2,412.4 billion yuan, up by 21.5 percent. An analysis by regions showed that the investment in east areas was 8,741.2 billion yuan, up by 20.9 percent over the previous year, in central areas was 4,538.4 billion yuan, a growth of 32.6

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percent, and in western areas 3,583.9 billion yuan, a growth of 26.9 percent.

In the urban areas, the investment in the primary industry was 225.6 billion yuan, up by 54.5 percent; that in the secondary industry was 6,503.6 billion yuan, up by 28.0 percent; and that in the tertiary industry was 8,087.5 billion yuan, up by 24.1 percent.

Table 4: Fixed Assets Investment in Urban Areas and Its Growth by Sector in 2008

Unit: 100 million yuan

Sector	Investment	Increase over 2007 (%)
Total	**148167**	**26.1**
Agriculture, Forestry, Animal Husbandry and Fishing	2256	54.5
Mining	6913	31.5
Of Which: Mining and Washing of Coal	2411	33.6
Extraction of Petroleum and Natural Gas	2715	22.0
Manufacturing	46345	30.6
Of Which: Processing of Food from Agricultural Products	2058	25.7
Manufacture of Foods	1137	17.8
Textile Industry	1534	1.3
Manufacture of Textiles, garments, shoes and hats	896	19.0
Processing of Petroleum, Coking, Processing Nuclear Fuel	1832	29.4
Manufacture of Raw Chemical Materials and Chemical Products	4787	35.5
Manufacture of Non-Metallic Mineral Products	4113	46.6
Smelting and Pressing of Ferrous Metals	3240	23.8
Smelting and Pressing of Non-Ferrous Metals	1854	43.1
Manufacture of Metal Products	2189	38.5
Manufacture of General Machinery	3224	38.3
Manufacture of Special Purpose Machinery	2265	34.1
Manufacture of Transport Equipment	3787	39.1
Manufacture of Electric Machinery and Equipment	2334	45.1
Manufacture of Communication Equipment, Computers and Other Electronic Equipment	2463	17.6
Production and Supply of Electricity, Gas and Water	10484	15.4
Of Which: Production of Electric Power and Heat Power	9045	14.4
Construction	1294	30.4
Transport, Storage and Post	15552	19.7
Information Transmission, Computer Services and Software	2130	17.1
Wholesale and Retail Trade	3166	29.2
Lodging and Catering Services	1735	30.5
Banking	247	62.6
Real Estate	35215	23.0
Leasing and Business Services	1296	50.6
Scientific Research, Technical Service and Geologic Prospecting	708	35.9
Water Conservancy, Environment and Public Facilities Management	12262	32.2
Services to Households and Other Services	316	34.2
Education	2355	6.0
Health, Social Security and Social Welfare	1057	30.6
Culture, Sports and Entertainment	1423	26.0
Public Management and Social Organization	3411	23.2

Table 5: Newly Increased Production Capacity through Fixed Assets Investment in 2008

Item	Unit	Volume
Newly increased power generating capacity	10,000 kilowatts	9051
Power transformer equipment with a capacity of over 220 kilovolts	10,000 kilovolt-amperes	23222
New railways put into operation	Kilometer	1719
Double-track railways put into operation	Kilometer	1935

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Electrified railways put into operation	Kilometer	1955
New highways	Kilometer	99851
Of which: Expressways	Kilometer	6433
New cargo-handling capacity of berths for over 10000-tonnage ships	10,000 tons	33099
New lines of optical-fiber cables	10,000 km	99
New capacity of digital cellular mobile phone switchboards	10,000 subscribers	28855

In 2008, the investment in real estate development was 3,058.0 billion yuan, up by 20.9 percent. Of this total, the investment in eastern regions was 1,832.5 billion yuan, up by 17.1 percent; that in central China was 628.7 billion yuan, up by 31.7 percent, and that in western regions was 596.7 billion yuan, up by 22.7 percent. Analyzed by engineering purposes, the investment in commercial residential buildings reached 2,208.1 billion yuan, an increase of 22.6 percent, that in office buildings was 111.2 billion yuan, up by 7.4 percent, and that in buildings for commercial business was 320.0 billion yuan, up by 14.9 percent.

Table 6: Main Indicators for Real Estate Development and Sales in 2008

Item	Unit	Volume	Increase over 2007 (%)
Finished Value of Investment	100 million yuan	30580	20.9
Of which: residential buildings	100 million yuan	22081	22.6
Of which: under 90 square meters	100 million yuan	6416	50.7
Of which: economic housing	100 million yuan	983	19.7
Floor space of houses under construction	10000 square meters	274149	16.0
Of which: residential buildings	10000 square meters	216671	16.0
Floor space of houses newly started	10000 square meters	97574	2.3
Of which: residential buildings	10000 square meters	79889	1.4
Floor space of houses completed	10000 square meters	58502	-3.5
Of which: residential buildings	10000 square meters	47750	-4.2
Sales of commercial buildings	10000 square meters	62089	-19.7
Of which: residential buildings	10000 square meters	55886	-20.3
Sources of capital this year	100 million yuan	38146	1.8
Of which: domestic loans	100 million yuan	7257	3.4
Individual mortgage	100 million yuan	3573	-29.7
Land space purchased this year	10000 square meters	36785	-8.6
Land space developed this year	10000 square meters	26033	-5.6
Purchase of land	100 million yuan	5795	10.9

V. Domestic Trade

In 2008, the total retail sales of consumer goods reached 10,848.8 billion yuan, up by 21.6 percent over the previous year. An analysis on different areas showed that the retail sales of consumer goods in cities reached 7,373.5 billion yuan, up by 22.1 percent and the retail sales of consumer goods at and below county level was 3,475.3 billion yuan, up by 20.7 percent. Analyzed by different sectors, the sales of the wholesales and retail trade reached 9,119.9 billion yuan, up 21.5 percent; the sales of the lodging and catering industry was 1,540.4 billion yuan, up 24.7 percent, and the sales of the other industries was 188.5 billion yuan, up 3.7 percent.

Of the total retail sales by wholesale and retail enterprises above designated size, the sales of grain and oil was up by 22.7 percent, meat and eggs up by 22.3 percent, clothing up by 25.9 percent, motor vehicles up by 25.3 percent, petroleum and related products up by 39.9 percent, daily necessities up by 17.1 percent, cultural and office goods up by 17.9 percent, telecommunication equipment up by 1.4 percent, electric and electronic appliances for household use and audio-video equipment up by 14.2 percent, building and decoration materials up by 12.0 percent, furniture up 22.6 percent, cosmetics up by 22.1 percent, gold, silver and jewelry up by 38.6 percent and traditional Chinese drugs and western drugs up by 14.8 percent.

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VI. Foreign Economic Relations

The total value of imports and exports in 2008 reached 2,561.6 billion US dollars, up 17.8 percent over the previous year. Of this total, the value of exports was 1,428.5 billion US dollars, up 17.2 percent, and the value of imports was 1,133.1 billion US dollars, up 18.5 percent. China had a trade surplus (exports minus imports) of 295.5 billion US dollars, an increase of 32.8 billion US dollars over the previous year.

Table 7: Total Value of Imports and Exports and the Growth Rates in 2008

Unit: 100 million USD

Item	Value	Increase over 2007 (%)
Total imports and exports	**25616**	**17.8**
Exports	14285	17.2
Of which: General trade	6626	22.9
Processing trade	6752	9.3
Of which: Mechanical and electronic products	8229	17.3
High & new-tech products	4156	13.1
Of which: State-owned	2572	14.4
Foreign-funded	7906	13.6
Others	3807	27.9
Imports	11331	18.5
Of which: General trade	5727	33.6
Processing trade	3784	2.7
Of which: Mechanical and electronic products	5387	7.9
High & new-tech products	3419	4.3
Of which: State-owned	3538	31.1
Foreign-funded	6200	10.8
Others	1593	25.7
Trade surplus	2955	---

Table 8: Main Export Commodities in Volume and Value and the Growth Rates in 2008

Item	Unit	Volume	Increase over 2007 (%)	Value (100 million USD)	Increase over 2007 (%)
Coal	10000 tons	4543	-14.6	52	58.9
Rolled steel	10000 tons	5923	-5.5	634	43.8
Textile yarns and textile articles	----	--	--	654	16.6
Clothes and clothing accessories	----	--	--	1198	4.1
Footwear	----	--	--	297	17.2
Furniture	----	--	--	269	21.5
Automatic data processing machines and components	10000 sets	143236	-1.2	1350	9.1
Handheld mobiles and car telephones	10000 sets	53284	10.2	385	8.2
Containers	10000 units	303	-3.3	91	3.6
Integrated circuit	1 million units	48477	19.1	243	3.3
Liquid crystal display panels	10000 units	202666	7.8	224	13.9
Motor vehicles (including a complete set of spare sets)	10000 sets	64	9.4	89	32.5

Table 9: Main Import Commodities in Volume and Value and the Growth Rates in 2008

Item	Volume (10000 tons)	Increase over 2007 (%)	Value (100 million USD)	Increase over 2007 (%)
Cereals and cereal flour	154	-1.0	7	37.0

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Soybean	3744	21.5	218	90.1
Edible vegetable oil	816	-2.6	90	44.0
Natural rubber (including latex)	168	2.0	43	32.0
Synthetic rubber (including latex)	120	-15.0	33	17.5
Iron ore	44356	15.9	605	79.1
Aluminum oxide	459	-10.5	18	-9.7
Crude oil	17888	9.6	1293	62.0
Petroleum products refined	3885	15.0	300	82.7
Plastics in primary forms	1771	-6.7	341	5.3
Paper pulp	952	12.4	67	20.9
Rolled steel	1543	-8.6	234	14.0
Copper and copper alloys	264	-5.1	192	-2.3

Table 10: Imports and Exports by Major Countries and Regions and the Growth Rates in 2008

Unit: 100 million US

Country or region	Exports	Increase over 2007 (%)	Imports	Increase over 2007 (%)
European Union	2929	19.5	1327	19.6
United States	2523	8.4	814	17.4
Hong Kong, China	1907	3.4	129	0.9
Japan	1161	13.8	1507	12.5
ASEAN	1141	20.7	1170	7.9
Republic of Korea	740	31.0	1122	8.1
Russia	330	15.9	238	21.0
India	315	31.2	203	38.7
Taiwan, China	259	10.3	1033	2.3

The year 2008 witnessed the establishment of 27,514 enterprises with foreign direct investment in non-financial sectors, down by 27.3 percent; and the foreign capital actually utilized was 92.4 billion US dollars, up by 23.6 percent. Of the total foreign direct investment actually utilized, the share of investment in manufacturing was 54.0 percent over the pervious year, the real estate 20.1 percent, leasing and business service 5.5 percent, wholesales and retail trade 4.8 percent and transportation, storage and post service 3.1 percent.

Table 11: Total Value of Foreign Direct Investment and the Growth Rates in 2008

Sector	Enterprises	Increase over 2007 (%)	Actually Utilized Value (100 million USD)	Increase over 2007 (%)
Total	27514	-27.3	924.0	23.6
Farming, Forestry, Animal Husbandry and Fishery	917	-12.5	11.9	28.9
Mining and Quarrying	149	-36.3	5.7	17.0
Manufacturing	11568	-39.7	498.9	22.1
Production and Supply of Electricity, Gas and Water	320	-9.1	17.0	58.1
Construction	262	-14.9	10.9	151.6
Transport, Storage, Post and Telecommunication Services	523	-20.5	28.5	42.1
Information Transmission, Computer Services and Software	1286	-7.6	27.7	86.8
Wholesales & Retail Trade	5854	-7.6	44.3	65.6
Lodging & Catering Services	633	-32.5	9.4	-9.9
Banking	25	-51.0	5.7	122.5
Real Estate	452	-68.7	185.9	8.8
Leasing and Business Services	3138	-11.3	50.6	25.9
Scientific Research, Technical Services and Geological Prospecting	1839	7.2	15.1	64.2

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Water Conservancy, Environment Protection and Public Facilities Management	138	-10.4	3.4	24.7
Services to Households and Other Services	205	-24.1	5.7	-21.1
Education	24	60.0	0.4	12.2
Health, Social Security and Social Welfare	10	-23.1	0.2	63.1
Culture, Sports and Entertainment	170	-17.9	2.6	-42.8
Public Management and Social Organization	1	--	0.0	--
International Organization	--	--	6.0	--

In 2008, the overseas direct investment (non-financial sectors) by Chinese investors was 40.7 billion US dollars, up by 63.6 percent over the previous year.

In 2008, the accomplished business revenue through contracted overseas engineering projects was 56.6 billion US dollars, up by 39.4 percent, and the business revenue through overseas labor contracts was 8.1 billion US dollars, up by 19.1 percent over the previous year.

VII. Transportation, Post, Telecommunications and Tourism

The value added of the transportation, storage, post and telecommunication sectors reached 1,659.0 billion yuan in 2008, up 7.6 percent over the previous year.

Table 12: Freight Traffic by All Means of Transportation and the Growth Rates in 2008

Item	Unit	Volume	Increase over 2007 (%)
Total freight traffic	**100 million tons**	**249.0**	**9.4**
Railways	100 million tons	33.1	4.7
Highways	100 million tons	181.7	10.9
Waterways	100 million tons	29.7	5.7
Civil aviation	10 000 tons	407.6	1.4
Pipelines	100 million tons	4.5	15.4
Freight flows	**100 million ton-kilometers**	**105512.9**	**3.8**
Railways	100 million ton-kilometers	25111.8	3.7
Highways	100 million ton-kilometers	12998.5	14.5
Waterways	100 million ton-kilometers	65218.2	1.5
Civil aviation	100 million ton-kilometers	119.6	2.8
Pipelines	100 million ton-kilometers	2064.7	19.5

Table 13: Passenger Traffic by All Means of Transportation and the Growth Rates in 2008

Item	Unit	Volume	Increase over 2007 (%)
Total passenger traffic	**100 million persons**	**239.7**	**7.8**
Railways	100 million persons	14.6	11.0
Highways	100 million persons	220.7	7.6
Waterways	100 million persons	2.4	6.0
Civil aviation	10 000 persons	1.9	3.6
Passenger flows	**100 million person-kilometers**	**23372.2**	**8.2**
Railways	100 million person-kilometers	7778.6	7.8
Highways	100 million person-kilometers	12636.0	9.8
Waterways	100 million person-kilometers	74.8	-3.8
Civil aviation	100 million person-kilometers	2882.8	3.3

The volume of freight handled by ports above the designated size throughout the year totaled

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5.87 billion tons, up 11.5 percent over the previous year, of which freight for foreign trade was 1.92 billion tons, up 7.0 percent. Container shipping handled 128.35 million standard containers, up by 12.2 percent.

The total number of motor vehicles for civilian use reached 64.67 million (including 14.92 million tri-wheel motor vehicles and low-speed trucks) by the end of 2008, up 13.5 percent, of which private-owned vehicles numbered 41.73 million, up 18.1 percent. The total number of cars for civilian use stood at 24.38 million, up by 24.5 percent, of which private-owned cars numbered 19.47 million, up by 28.0 percent.

The turnover of post and telecommunication services totaled 2,384.1 billion yuan, up 20.7 percent over the previous year. Of this total, post services accounted for 140.2 billion yuan, up 15.5 percent, and telecommunication services 2,244.0 billion yuan, up 21.0 percent. By the end of 2008, with a decrease of 1.56 million lines of office switchboards, the total capacity reached 510 million lines. The year also saw 340.81 million fixed telephone subscribers. This included 232.00 million urban subscribers and 108.81 million rural subscribers. Mobile phone users numbered 641.23 million by the end of 2008, with 93.92 million new subscribers in the year. In total, the number of fixed and mobile phone users reached 982.04 million, an increase of 69.09 million as compared with that at the end of 2007. Phone coverage is 74.3 sets per 100 persons. The number of Internet users was 300 million and wide-band users reached 270 million.

In 2008, the number of inbound visitors to China totaled 130.03 million, a year-on-year decline of 1.4 percent. Of this total, 24.33 million were foreigners, down 6.8 percent; and 105.70 million were Chinese compatriots from Hong Kong, Macao and Taiwan, down 0.1 percent. Of all the inbound tourists, overnight visitors counted 53.05 million, down 3.1 percent. Foreign exchange earnings from international tourism topped 40.8 billion US dollars, down 2.6 percent. The number of China's outbound visitors totaled 45.84 million, up 11.9 percent. Of this total, 40.13 million were on private visits, a year-on-year rise of 14.9 percent, or 87.5 percent of all outgoing visitors. The year 2008 saw 1.71 billion domestic tourists, up 6.3 percent. The revenue from domestic tourism totaled 874.9 billion yuan, up 12.6 percent.

VIII. Financial Intermediation

By the end of 2008, money supply of broad sense (M_2) was 47.5 trillion yuan, reflecting a year-on-year increase of 17.8 percent. Money supply of narrow sense (M_1) was 16.6 trillion yuan, up 9.1 percent. Cash in circulation (M_0) was 3.4 trillion yuan, up 12.7 percent. Savings deposit in Renminbi and foreign currencies in all items of financial institutions totaled 47.8 trillion yuan at the end of 2008, up 19.3 percent. Loans in Renminbi and foreign currencies in all items of financial institutions reached 32.0 trillion yuan, up 17.9 percent.

Table 14: Savings Deposit and Loans in RMB and Foreign Currencies in All Financial Institutions and the Growth Rates in 2008

Unit: 100 million yuan

Item	Year-end figure	Increase over 2007 (%)
Savings deposit	**478444**	**19.3**
Of which: By enterprises	164386	13.5
By urban and rural households	221503	25.7
Of which: Deposits in RMB	217885	26.3
Loans	**320049**	**17.9**
Of which: Short-term	128571	12.3
Medium and long-term	164160	20.2

Loans in Renminbi from rural financial cooperation institutions (i.e. rural credit cooperatives, rural cooperation banks, and rural commercial banks) totaled 3.7 trillion yuan by the end of 2008, an

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increase of 590.8 billion yuan as compared with the beginning of 2008. The loans in Renminbi for consumption use from all financial institutions totaled 3.7 trillion yuan, an increase of 460.9 billion yuan. Of all consumption loans, short-term loans for individuals totaled 0.4 trillion yuan, an increase of 103.5 billion yuan, and medium- and long-term loans for individuals reached 3.3 trillion yuan, an increase of 357.5 billion yuan.

Funds raised in 2008 by enterprises through issuing stocks and share rights on stock market amounted to 339.6 billion yuan, a decline of 394.7 billion yuan over the previous year. Of this total, 75 A-shares were issued, receiving 106.6 billion yuan worth of capital altogether, a decline of 348.7 billion yuan. The refinancing of A-shares (including rationing shares, public newly issued, nonpublic newly issued and warrants) received 133.2 billion yuan worth of capital altogether, a decrease of 104.6 billion yuan over 2007. The listed companies financed 99.8 billion yuan through convertible bonds, bonds with attached warrants and corporate bonds, an increase of 58.7 billion yuan.

The total corporate bonds issued throughout the year reached 2,052.0 billion yuan, an increase of 343.7 billion yuan over 2007. Of this total, the financial bonds were 1,179.7 billion yuan, a drop of 11.6 billion yuan; the enterprise (corporate) bonds were 265.5 billion yuan, an increase of 83.4 billion yuan; the short-term financing funds were 433.2 billion yuan, an increase of 98.2 billion yuan; and the medium-term notes were 173.7 billion yuan, an increase of 173.7 billion yuan.

The premium received by the insurance companies totaled 978.4 billion yuan in 2008, up 39.1 percent over the previous year. Of this total, life insurance premium amounted to 665.8 billion yuan, health and casualty insurance premium 78.9 billion yuan, and property insurance premium 233.7 billion yuan. Insurance companies paid an indemnity worth of 297.1 billion yuan, of which, life insurance indemnity was 131.5 billion yuan, health and casualty insurance indemnity 23.8 billion yuan, and property insurance indemnity 141.8 billion yuan.

IX. Education, Science and Technology

In 2008, the post-graduate education enrollment was 1.283 million students with 446 thousand new students and 345 thousand graduates. The general tertiary education enrollment was 20.210 million students with 6.077 million new students and 5.120 million graduates. Vocational secondary schools of various types had 20.563 million enrolled students, including 8.100 million new entrants, and 5.706 million graduates. Senior secondary schools had 24.763 million enrolled students, including 8.370 million new entrants, and 8.361 million graduates. Students enrolled in junior secondary schools totaled 55.742 million, including 18.562 million new entrants, and 18.629 million graduates. The country had a primary education enrollment of 103.315 million students, including 16.957 million new entrants, and 18.650 million graduates. There were 417 thousand students enrolled in special education schools, with 62 thousand new entrants. Kindergartens accommodated 24.750 million children.

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The amount of expenditures on research and development activities (R&D) was worth 457.0 billion yuan in 2008, up 23.2 percent over 2007, accounting for 1.52 percent of GDP. Of this total, 20.0 billion yuan was appropriated for fundamental research programs. A total number of 922 projects under the National Key Technology Research and Development Program and 1,205 projects under the Hi-tech Research and Development Program (the 863 Program) were implemented. The year 2008 saw the establishment of 7 new national engineering research centers and 51 national engineering laboratories. The number of state validated enterprise technical centers reached 575 by the end of the year. The technical centers at the provincial level numbered 4,886. Some 828 thousand patent applications were accepted from home and abroad, of which 717 thousand were domestic applications, accounting for 86.6 percent of the total. A total number of 290 thousand patent applications for new inventions were accepted, of which 195 thousand were from domestic applicants or 67.1 percent of the total. A total of 412 thousand patents were authorized in 2008, of which 352 thousand were domestic patents, accounting for 85.5 percent of the total. A total of 94 thousand patents for new inventions were authorized, of which 47 thousand were domestic ones, accounting for 49.7 percent. Till the end of year 2008, the number of patents in force was 1.195 million, of which 925 thousand patents were domestic ones, accounting for 77.4 percent; the number of patents in force for inventions was 337 thousand, of which 128 thousand was domestic ones, accounting for 37.9 percent. A total of 226 thousand technology transfer contracts were signed, representing 266.5 billion yuan in value, up 19.7 percent over the previous year. The year 2008 saw 11 times of successful launch of satellites and Shenzhou-7 manned spacecraft was launched successfully.

By the end of 2008, there were altogether 24,300 laboratories for product inspection, including 376 national inspection centers. There were 170 organizations for product certification and management system certification, which accumulatively certified products in 38 thousand enterprises. A total of 3,701 authorized measurement institutions enforced compulsory inspection on 41.90 million measurement instruments in the year. A total of 6,373 national standards were developed or revised in the year, including 2,714 new standards. There were 1,314 seismological monitor stations and 31 seismological remote monitor network stations. The numbers of oceanic observation stations were 67 and oceanic monitor spots reached 9,200. Mapping departments published 1,834 maps and 309 mapping books.

X. Culture, Public Health and Sports

At the end of 2008, there were 2,575 art-performing groups, 3,171 culture centers, 2,825 public libraries, 1,798 museums, 257 radio broadcasting stations, 277 television stations, 2,069 radio broadcasting and television stations and 45 educational television stations throughout China. Subscribers to cable television programs numbered 163.42 million. Subscribers to digital cable television programs were 45.03 million. Radio broadcasting and television broadcasting coverage rates were 96.0 percent and 97.0 percent respectively. The country produced 406 feature movies and 73 science, educational, documentary, cartoon and special movies. A total of 44.5 billion copies of newspapers and 3.0 billion copies of magazines were issued, and 6.9 billion copies of books published. By the end of the year, there were 3,987 archives in China and 72.67 million documents were made accessible to the public.

By the end of 2008, there were 300 thousand health institutions in China, including 60 thousand general hospitals and health centers, 28 thousand community health service centers, 3,020 maternal and child health-care institutions, 1,344 specialized health institutions, 3,560 epidemic disease prevention centers (stations) and 2,591 health monitoring institutions. There were 4.92 million health workers in China, including 2.05 million practicing doctors and assistant practicing doctors and 1.62 million registered nurses. General hospitals and health centers in China possessed 3.69 million beds. The number of rural health care centers was 39 thousand, possessing 820 thousand beds and employing 874 thousand health care workers. In 2008, 3.541 million people were infected by A or B class infectious diseases, with 12,433 reported deaths. The incidence of infectious disease was 268.01 per 100 thousand, with the death rate standing at 0.94 per 100 thousand.

In 2008, Chinese athletes won 120 world championships on 24 sports events. Eleven athletes and 2 teams broke 16 world records on 16 occasions. On the 2008 Summer Olympic Games, China won 51 gold medals, 21 silver medals and 28 bronze medals, totaled 100 medals, topping the gold medal tally and winning the second in the overall medal table. On Beijing Para Olympic Games, China's athletes won 89 gold medals, 70 silver medals and 52 bronze medals, topping again both the gold medal tally and overall medal standings. The amateur sports activities were carried out

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vigorously.

XI. Population, Living Conditions and Social Security

At the end of 2008, the total number of Chinese population reached 1,328.02 million, an increase of 6.73 million over that at the end of 2007. The year 2008 saw 16.08 million births, a crude birth rate of 12.14 per thousand, and 9.35 million deaths, or a crude death rate of 7.06 per thousand. The natural growth rate was 5.08 per thousand. The sex ratio at birth was 120.56.

Table 15: Composition of Population in 2008

Unit:10,000 persons

Items	Population (Year-end figure)	Percentage (%)
National Total	**132802**	**100.0**
Of which: Urban	60667	45.7
Rural	72135	54.3
Of which: Male	68357	51.5
Female	64445	48.5
Of which: 0-14 years	25166	19.0
15-59 years	91647	69.0
60 years	15989	12.0
Of which: 65 years and over	10956	8.3

In 2008, the annual per capita net income of rural households was 4,761 yuan, or a real increase of 8.0 percent over the previous year when the factors of price increase were deducted. The annual per capita disposable income of urban households was 15,781 yuan, or a real increase of 8.4 percent. The proportion of expenditure on food to the total expenditure of households was 43.7 percent for rural households and 37.9 percent for urban households. According to the 2008 rural poverty line with annual per capita net income below 1,196 yuan, the population in poverty in rural areas numbered 40.07 million at the end of the year.

At the end of 2008, a total of 218.90 million people participated in basic pension program, a year-on-year increase of 17.53 million. Of this total, 165.97 million were staff and workers, and 52.93 million were retirees. A total of 316.98 million people participated in urban basic health insurance program, an increase of 93.87 million, of whom 200.48 million people participated in urban basic health insurance program for staff and workers, 116.50 million people participated in programs for residents. A total of 42.49 million people participated in urban health insurance programs were migrant workers coming from the rural areas, an increase of 11.18 million. Some 124.00 million people participated in unemployment insurance programs, an increase of 7.55 million. A total of 138.10 million people participated in work accident insurance, an increase of 16.37 million, of which 49.76 million were migrant workers coming from the rural areas, an increase of 9.96 million. A total of 91.81 million people participated in maternity insurance programs, an increase of 14.06 million. A total of 2,729 counties (cities, districts) conducted the new cooperative medical care system in rural areas, with a participation rate of 91.5 percent. The total expenditure of the new cooperative medical care system in rural areas reached 42.9 billion yuan, benefiting 370 million people. In 2008, the urban medical assistance helped 5.13 million people, up by 16.0 percent. The rural medical assistance helped 9.36 million people, up by 148.0 percent. A total of 27.80 million people were funded by the civil affairs departments in the rural cooperative medical care system.

The number of people receiving unemployment insurance payment stood at 2.61 million. A total of 23.34 million urban residents received the government minimum living allowances, or 620 thousand more than the previous year. About 42.91 million rural residents received the government minimum living allowance, an increase of 7.25 million.

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Social welfare institutions of various types provided 2.35 million beds by the end of 2008, accommodating 1.89 million inmates. There were 109 thousand community service facilities and 9,871 comprehensive community service centers were set up in urban areas. A total of 60.4 billion yuan worth of social welfare lottery tickets were sold, raising 21.1 billion yuan of social welfare funds. A total of 48.2 billion yuan were received from direct donations.

XII. Resources, Environment and Work Safety

A total of 191.6 thousand hectares of cultivated land was used for construction purpose in 2008. An area of 24.8 thousand hectares of cultivated land was destroyed by disasters, 7.6 thousand hectares of farmland was converted into land for ecological preservation. The structural adjustment to agriculture led to a reduction of 24.9 thousand hectares of cultivated land. Land reclamation and re-development programs added 229.6 thousand hectares of cultivated land. As a result, the year 2008 witnessed a net reduction of 19.3 thousand hectares of cultivated land.

The total stock of water resources in 2008 was 2,712.7 billion cubic meters, a year-on-year increase of 7.4 percent, or 2,048 cubic meters in per capita terms, up by 6.9 percent. The annual average precipitation was 659 millimeters, up by 8.0 percent. Large reservoirs in China stored 196.2 billion cubic meters of water at the end of 2008, 9.3 billion cubic meters more than that at the end of 2007. Total water consumption went up by 0.4 percent to reach 584.0 billion cubic meters, of which water consumption for living purposes rose by 0.6 percent, for industrial use up by 1.8 percent, for agricultural use down by 0.2 percent, and for ecological water supplement down by 0.7 percent. Water consumption for every 10 thousand yuan worth of GDP produced was 231.8 cubic meters, a decline of 7.9 percent. Water consumption for every 10 thousand yuan worth of industrial value added was 130.3 cubic meters, down by 7.0 percent. Per capita water consumption was 440.9 cubic meters, down by 0.1 percent.

National land surveys and geological explorations discovered a total of 209 new mineral deposits in large or medium size, including 38 energy mineral deposits, 90 metallic mineral deposits, 79 non-metallic mineral deposits and 2 aqueous and gaseous deposits. Increased reserves were found for 57 minerals, including 1.34 billion tons of crude oil, 647.2 billion cubic meters of natural gas and 23.11 billion tons of coal.

A total of 4.77 million hectares of forest were planted, of which 3.29 million were afforested by manpower. Some 3.12 million hectares were afforested through key afforestation projects, accounting for 65.4 percent of the total planted area of the year. About 2.31 billion trees were planted in 2008 by volunteers. By the end of 2008, there were 2,538 natural reserves including 303 national ones. A total of 47 thousand square kilometers of eroded land were put under comprehensive treatment programs, and 26 thousand square kilometers of land were closed for nurture and protection in areas suffering water and soil erosion.

Preliminary estimation indicated that the total energy consumption in 2008 amounted to 2.85 billion tons of standard coal equivalent, up 4.0 percent over 2007. The consumption of coal was 2.74 billion tons, up 3.0 percent; crude oil 360 million tons, up 5.1 percent; natural gas 80.7 billion cubic meters, up 10.1 percent; and electric power 3,450.2 billion kilowatt hours, up 5.6 percent. The national energy consumption per 10,000 yuan went down by 4.59 percent. The consumption of major kinds of raw materials included 540 million tons of rolled steel, up 4.2 percent; 5.38 million tons of copper, up by 6.9 percent; 12.60 million tons of electrolytic aluminum, up by 4.3 percent; 9.98 million tons of ethylene, down by 2.9 percent; and 1.37 billion tons of cement, up 3.5 percent.

Monitoring of water quality on 409 sections of the 7 major water systems in China showed that 55.0 percent of the sections met the national quality standard from Grade I to Grade III for surface water, up by 5.1 percentage points; and 20.8 percent were worse than Grade V, down by 2.8 percentage points compared with that in the previous year. Generally, the water quality in the 7 major water systems continued to improve with some river basins still having serious pollution.

Monitoring of oceanic water quality at 301 offshore monitoring stations indicated that oceanic water met the national quality standard Grade I and II in 70.4 percent of the stations, up by 7.6 percentage points from the previous year; water quality at 11.3 percent of the stations met Grade III standard, down by 0.5 percentage points; and water of Grade IV or inferior quality was found at 18.3 percent of the stations, down by 7.0 percentage points. A total of 137 thousand square kilometers of oceanic waters did not meet the quality standard for clean oceanic water, a decrease of 8 thousand square kilometers. Of this total, seriously polluted oceanic area occupied

Statistical Communiqué of the People's Republic of China on the 2008 National Econo... Page 15 of 16

25 thousand square kilometers. Seriously polluted oceanic area in Bohai Sea occupied 3 thousand square kilometers.

In the 519 cities covered by air quality monitoring program, 399 cities reached or topped air quality standard Grade II, accounting for 76.9 percent of all cities under the program; 113 cities attained Grade III, accounting for 21.8 percent; and air quality in 7 cities was inferior to Grade III, accounting for 1.3 percent. Of the 392 cities subject to noise monitoring program, 7.9 percent enjoyed fairly good environment, 63.8 percent had good environment, 27.0 percent had light noise pollution, and 1.3 percent experienced medium noise pollution in downtown areas.

The average temperature in 2008 was 9.6℃, which was 0.5℃ lower than that in previous year. Typhoon hit China 10 times in 2008, 2 more compared with that in 2007.

At the end of 2008, the daily treatment capacity of city sewage reached 82.95 million cubic meters, up 16.1 percent over that in 2007. City sewage treatment rate was 65.3 percent, up 2.4 percentage points. The floor space with central heating systems amounted to 3.21 billion square meters, up 6.6 percent. Greenery coverage reached 31.6 percent of the urban area, up 0.3 percentage point.

In 2008, natural disasters caused 1,175.2 billion yuan worth of direct economic loss, 4.0 times more than that in previous year. Natural disasters hit 39.99 million hectares of crops, down 18.4 percent, of which 4.03 million hectares of crops was demolished, down 29.8 percent. The year 2008 witnessed 13 thousand forest fires, up by 45.2 percent. Floods and waterlog caused a direct economic loss of 63.5 billion yuan, down by 23.1 percent and left a death roll of 686, down by 41.3 percent. Drought caused a direct economic loss of 30.7 billion yuan, down by 60.9 percent. Oceanic disasters caused a direct economic loss of 20.6 billion yuan, increased by 1.3 times. The occurrence of red tides hit an accumulative area of 13,738 square kilometers, up by 18.3 percent. Disasters from low temperature, frost and snow made a total direct economic loss of 159.5 billion yuan with a death roll of 162. China registered 27 thousand geological disasters which left a death doll of 656 and made a total direct economic loss of 18.37 billion yuan. The country recorded 87 earthquakes with magnitude 5 and over, 17 of which caused disasters, causing a direct economic loss of 852.3 billion yuan and leaving a death roll of 70 thousand. Of this total, Sichuan Wenchuan Earthquake recorded 8.0-magnitude, causing a direct economic loss of 845.1 billion yuan.

The death toll due to work accidents amounted to 91,172 people, a year-on-year decrease of 10.2 percent. The death toll from work accidents every 100 million yuan worth of GDP was 0.312 people, a decline of 24.5 percent. Work accidents in industrial, mining and commercial enterprises caused 2.82 deaths out of every 100 thousand employees, down 7.5 percent. The death toll for producing one million tons of coal in coalmines was 1.182 persons, down 20.4 percent. The year 2008 witnessed 265 thousand traffic accidents, claiming 73 thousand lives, injuring 305 thousand people and causing a direct property loss of 1.01 billion yuan. The road traffic death toll per 10 thousand vehicles was 4.3 persons, a decrease of 0.8 person.

Notes:

1. All figures in this Communiqué are preliminary statistics.
2. Statistics in this Communiqué do not include Hong Kong SAR, Macao SAR and Taiwan Province.
3. Due to the rounding-off reasons, the subentries may not add up to the aggregate totals.
4. Gross domestic product (GDP) and value added as quoted in this Communiqué are calculated at current prices, whereas their growth rates are at constant prices.
5. Six highly energy-consuming industries are: manufacture of raw chemical materials and chemical products, manufacture of non-metallic mineral products, smelting and pressing of ferrous metals, smelting and pressing of non-ferrous metals, oil processing, coking and nuclear fuel processing, and production and supply of electricity and heat.
6. Output and consumption of rolled steel include duplicated counting of rolled steel as intermediate inputs used for producing other types of rolled steel.
7. The national total of fixed assets investment is larger than the aggregate sum by adding up the subtotals of fixed assets investment in the eastern areas, central areas, and western areas due to the fact that some of the trans-regional investments are not covered by regional figures.
8. The investment in real estate includes the investment made in real estate development, construction of buildings for own use, property management, intermediary services and other real estate development.
9. The original premium income received by the insurance companies refers to the premium

Statistical Communiqué of the People's Republic of China on the 2008 National Econo... Page 16 of 16

income from original insurance contracts confirmed by the insurance companies.

10. The number of people covered in urban basic health insurance programs for urban staff and workers include staff and workers and retirees insured. The urban basic health insurance programs for urban residents refer to urban non-employed residents who are not covered by the urban basic health insurance programs for staff and workers.
11. Statistics on poverty population in rural areas are based on the newly revised rural poverty line, which is incomparable with historical data.
12. The consumption of water for producing 10 thousand yuan worth of GDP is calculated at 2005 constant prices. The turnover of post and telecommunication services is calculated at constant prices of 2000.

APPENDIX

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National Bureau of Statistics of China, 2006